Filed Pursuant to Rule 424(b)(5)
Registration No. 333-156797

CALCULATION OF REGISTRATION FEE

	Amount	Maximum	Maximum
Title of Each Class of	to be	Offering Price	Aggregate	Amount of
Securities to be Registered	Registered	per Share	Offering Price	Registration Fee(1)
Synovus Financial Corp. Common Stock	172,500,000	$4.00	$690,000,000	$38,502

(1) The filing fee is calculated in accordance with Rule 457(r) under the Securities Act of 1933, as amended.

Prospectus supplement
(To prospectus dated January 20, 2009)

150,000,000 shares

SYNOVUS FINANCIAL CORP.

Common stock

We are offering 150,000,000 shares of our common stock, par value $1.00 per share. Our common stock is listed on the New York Stock Exchange under the symbol “SNV.” On September 16, 2009, the last reported sale price of our common stock on the New York Stock Exchange was $4.43 per share.

	Per share	Total

Public offering price	$4.00	$600,000,000

Underwriting discounts and commissions	$0.19	$28,500,000

Proceeds, before expenses, to us	$3.81	$571,500,000

We have granted the underwriters an option for a period of 30 days from the date of this prospectus supplement to purchase up to 22,500,000 additional shares of our common stock at the public offering price less the underwriting discounts and commissions to cover over-allotments.

Investing in our common stock involves risks. See “Risk factors” beginning on page S-16 of this prospectus supplement to read about some of the factors that you should consider before buying our common stock.

Our common stock is not a savings account, deposit or other obligation of any of our bank or nonbank subsidiaries. The common stock is not insured by the Federal Deposit Insurance Corporation, which we refer to as the “FDIC,” or any other governmental agency.

None of the Securities and Exchange Commission, any state securities commission, the Board of Governors of the Federal Reserve System, the FDIC, nor any other regulatory body has approved or disapproved of these securities or determined that this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the common stock in book-entry form only, through the facilities of The Depository Trust Company, against payment on or about September 22, 2009.

J.P. Morgan

Sole Book-Running Manager

Sandler O’Neill + Partners, L.P.	SunTrust Robinson Humphrey

September 16, 2009

About this prospectus supplement

This document is comprised of two parts. The first part is this prospectus supplement, which describes the specific terms of this common stock offering and certain other matters relating to us and our financial condition, and it adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus. The second part is the accompanying prospectus, dated January 20, 2009, which provides more general information about the securities that we may offer from time to time, some of which may not apply to this offering. You should read carefully both this prospectus supplement and the accompanying prospectus in their entirety, together with additional information described under the heading “Where you can find more information” before investing in our common stock.

Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus supplement and the accompanying prospectus to “Synovus,” “we,” “us,” “our” or similar references mean Synovus Financial Corp. together with its subsidiaries.

If the information set forth in this prospectus supplement differs in any way from the information set forth in the accompanying prospectus, you should rely on the information set forth in this prospectus supplement. If the information conflicts with any statement in a document that we have incorporated by reference, then you should consider only the statement in the more recent document.

We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information appearing in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference into those documents is accurate as of any date other than the date of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date. Neither this prospectus supplement nor the accompanying prospectus constitutes an offer, or an invitation on our behalf or on behalf of the underwriters, to subscribe for and purchase, any of the securities and may not be used for or in connection with an offer or solicitation by anyone, in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

Where you can find more information

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or “SEC.” Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our SEC filings are also available at the offices of the New York Stock Exchange. For further information on obtaining copies of our public filings at the New York Stock Exchange, you should call 212-656-5060.

The SEC allows us to “incorporate by reference” into this prospectus supplement the information in other documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents. Information incorporated by reference is considered to be part of this prospectus supplement. The following documents filed with the SEC are incorporated by reference (other than, in each case, documents or information deemed to have been “furnished” and not “filed” in accordance with SEC rules):

•	our annual report on Form 10-K for the year ended December 31, 2008, as amended by amendment no. 1 to our annual report on Form 10-K/A filed on April 29, 2009, or our “2009 10-K;”

•	those portions of our definitive proxy statement filed on March 13, 2009 in connection with our 2009 annual meeting of shareholders that are incorporated by reference into our 2009 10-K;

•	our quarterly reports on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009;

•	our current reports on Form 8-K/A filed on January 5, 2009 and on Form 8-K filed on June 3, 2009 and September 15, 2009; and

•	the description of our common stock set forth in the registration statement on Form 8-A/A filed with the SEC on December 17, 2008, including any amendment or report filed with the SEC for the purpose of updating this description.

All future filings that we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or the “Exchange Act,” prior to the termination of our common stock offering are incorporated by reference into this prospectus supplement (other than information in such future filings deemed, under SEC rules or otherwise, not to have been filed with the SEC). Information filed with the SEC after the date of this prospectus supplement will automatically update and supersede information contained in or previously incorporated by reference into this prospectus supplement.

You may request a copy of these filings at no cost, by writing to or telephoning us at the following address:

Director of Investor Relations
Synovus Financial Corp.
1111 Bay Avenue, Suite 501
Columbus, Georgia 31901
(706) 644-1930

We also have filed a registration statement (No. 333-156797) with the SEC relating to the common stock offered by this prospectus supplement and the accompanying prospectus. This prospectus supplement and the accompanying prospectus are part of that registration statement. You may obtain from the SEC a copy of the registration statement and the related exhibits that we filed with the SEC when we registered the common stock. The registration statement may contain additional information that may be important to you.

You should rely only on the information incorporated by reference into or provided in this prospectus supplement, any pricing supplement and the accompanying prospectus. We have not authorized anyone else to provide you with different information.

Forward-looking statements

This prospectus supplement and the accompanying prospectus, including information incorporated by reference into these documents, contain statements that constitute “forward-looking statements” within the meaning of, and subject to the protections of, Section 27A of the Securities Act of 1933, as amended, or the “Securities Act,” and Section 21E of the Exchange Act. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, targets, expectations, anticipations, assumptions, estimates, intentions and future performance and involve known and unknown risks, many of which are beyond our control and which may cause our actual results, performance or achievements or the performance of the commercial banking industry or economy generally, to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are forward-looking statements. You can identify these forward-looking statements through our use of words such as “believe,” “anticipate,” “expect,” “may,” “will,” “assume,” “should,” “predict,” “could,” “should,” “would,” “intend,” “target,” “estimate,” “project,” “plan,” “potential” and other similar words and expressions of the future or otherwise regarding the outlook for our future business and financial performance and/or the performance of the commercial banking industry and economy in general. Forward-looking statements are based on the current beliefs and expectations of our management and are subject to significant risks and uncertainties. Actual results may differ materially from those contemplated by such forward-looking statements. A number of factors could cause actual results to differ materially from those contemplated by the forward-looking statements in this document. Many of these factors are beyond our ability to control or predict. These factors include, but are not limited to:

(1) competitive pressures arising from aggressive competition from other financial service providers;

(2) further deteriorations in credit quality, particularly in residential construction and commercial development real estate loans, which may continue to result in increased non-performing assets and credit losses and may adversely impact our earnings and capital;

(3) declining values of residential and commercial real estate, which may result in further write-downs of assets and realized losses on disposition of non-performing assets and may increase our credit losses and negatively affect our financial results;

(4) continuing weakness in the residential real estate environment, which may negatively impact our ability to liquidate non-performing assets;

(5) the impact on our borrowing costs, capital cost and our liquidity due to further adverse changes in our credit ratings;

(6) the risk that our allowance for loan losses may prove to be inadequate or may be negatively affected by credit risk exposures;

(7) our ability to manage fluctuations in the value of our assets and liabilities to maintain sufficient capital and liquidity to support our operations;

(8) the concentration of our non-performing assets by loan type, in certain geographic regions and with affiliated borrowing groups;

(9) the risk of additional future losses if the proceeds we receive upon the liquidation of non-performing assets are less than the fair value of such assets;

(10) changes in the interest rate environment, which may increase funding costs or reduce earning assets yields, thus reducing margins;

(11) restrictions or limitations on our access to funds from our subsidiaries and potential obligations to contribute capital to our subsidiaries, which may restrict our ability to make payments on our obligations or dividend payments;

(12) the availability and cost of capital and liquidity on favorable terms, if at all;

(13) changes in accounting standards or applications and determinations made thereunder;

(14) slower than anticipated rates of growth in non-interest income and increased non-interest expense;

(15) changes in the cost and availability of funding due to changes in the deposit market and credit market, or the way in which we are perceived in such markets, including a reduction in our debt ratings;

(16) the impact of future losses on our deferred tax assets and the impact on our financial results of changes in the valuation allowance for our deferred tax assets in future periods;

(17) the strength of the U.S. economy in general and the strength of the local economies and financial markets in which our operations are conducted may be different than expected;

(18) the effects of and changes in trade, monetary and fiscal policies, and laws, including interest rate policies of the Federal Reserve Board;

(19) inflation, interest rate, market and monetary fluctuations;

(20) the impact of the Emergency Economic Stabilization Act of 2008, the American Recovery and Reinvestment Act, or the “ARRA,” the Financial Stability Plan and other recent and proposed changes in governmental policy, laws and regulations, including proposed and recently enacted changes in the regulation of banks and financial institutions, or the interpretation or application thereof, including restrictions, increased capital requirements, limitations and/or penalties arising from banking, securities and insurance laws, regulations and examinations;

(21) the impact on our financial results, reputation and business if we are unable to comply with all applicable federal and state regulations and applicable memoranda of understanding, other supervisory actions and any necessary capital initiatives;

(22) the costs and effects of litigation, investigations or similar matters, or adverse facts and developments related thereto, including, without limitation, the pending litigation with CompuCredit Corporation, or “CompuCredit,” relating to Columbus Bank and Trust Company’s Affinity Agreement with CompuCredit and the pending securities class action litigation filed against us;

(23) the volatility of our stock price;

(24) the actual results achieved by our implementation of Project Optimus, and the risk that we may not achieve the anticipated cost savings and revenue increases from this initiative;

(25) the impact on the valuation of our investments due to market volatility or counterparty payment risk;

(26) our ability to successfully effectuate our Capital Plan, which is described in this prospectus supplement, or that our Capital Plan will produce the anticipated results;

(27) the dilution of our common stock as a result of our Capital Plan, including the Exchange Offer and other balance sheet optimization initiatives;

(28) the costs of services and products provided to us by third parties, whether as the result of our financial condition, credit ratings, the way we are perceived by such parties, the economy or otherwise; and

(29) other factors and other information contained in and incorporated by reference into this document and in other reports and filings that we make with the SEC under the Exchange Act.

For discussion of these and other risks that may cause actual results to differ from expectations, you should refer to the information in this prospectus supplement contained under the caption entitled “Risk factors” and to our Annual Report on Form 10-K/A for the year ended December 31, 2008, our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009 and our Current Report on Form 8-K filed on September 15, 2009 on file with the SEC, including, but not limited to, the information contained therein under the caption entitled “Risk Factors.” Except as may be required by law, we have and assume no obligation to release publicly the results of any future revisions we may make to forward-looking statements to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

Summary

This summary highlights selected information contained elsewhere in, or incorporated by reference into, this prospectus supplement and may not contain all of the information that you should consider in making your investment decision. You should carefully read this entire prospectus supplement and the accompanying prospectus, as well as the information to which we refer you and the information incorporated by reference herein, before deciding whether to invest in our common stock. You should pay special attention to the information contained under the caption entitled “Risk Factors” in this prospectus supplement and in our Annual Report on Form 10-K/A for the year ended December 31, 2008, our Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 2009 and our Current Report on Form 8-K filed on September 15, 2009 to determine whether an investment in our common stock is appropriate for you.

Synovus Financial Corp.

Our business

Synovus Financial Corp. is a diversified financial holding company based in Columbus, Georgia. Through 30 wholly owned subsidiary banks and other subsidiaries and divisions in Georgia, Alabama, South Carolina, Florida and Tennessee, we provide integrated financial services to our customers including commercial and retail banking, financial management, insurance, mortgage and leasing services. As of June 30, 2009, we had approximately $34.35 billion in assets, $27.42 billion in total deposits and $3.02 billion in shareholders’ equity, and our subsidiary banks ranged in size from $261.1 million to $6.63 billion in total assets.

Together with our subsidiaries, we are subject to the regulations of state and federal agencies and undergo periodic examinations by these regulatory agencies. See the “Business-Supervision, Regulation and Other Factors” section of our Annual Report on Form 10-K/A for the year ended December 31, 2008, which is incorporated by reference in this prospectus supplement and the accompanying prospectus.

We were incorporated under the laws of the State of Georgia in 1972. Our principal executive offices are located at 1111 Bay Avenue, Suite 500, Columbus, Georgia 31901, and our telephone number at that address is (706) 649-2311. Our common stock, par value $1.00 per share, which we refer to as our “common stock,” is traded on the New York Stock Exchange under the symbol “SNV.”

Company highlights

In 2008 and the first two quarters of 2009, we have taken a number of steps to aggressively manage credit and capital and reduce expenses. We believe that these steps, together with our strong franchise in attractive Southeastern markets, position us to emerge from the current economic crisis as a stronger organization prepared to capture the growth opportunities that we expect will present themselves. Additionally, during the quarter ended June 30, 2009, we experienced an increase in pre-tax, pre-credit costs income (see the “—Non-GAAP financial measures” section of this prospectus supplement) for the first time in the last four quarters, which we believe demonstrates our core earnings potential in a more favorable credit environment.

•	Strong franchise positioned for growth in Southeastern markets—Our 30 banks are located in attractive Southeastern markets. Our banks utilize a decentralized customer delivery model and a commitment to being a great place to work to provide unparalleled customer experiences. We believe that these factors position us to take advantage of future growth opportunities in our existing markets.

•	Strong core deposit base—Our core deposits remain a strength of our business and continue to increase despite the current economic environment. As of June 30, 2009, our core deposits (total deposits excluding national market brokered deposits) increased $150.1 million, or 1.4% annualized, compared to December 31, 2008, and increased $988.1 million, or 4.6%, compared to June 30, 2008. We are focused on improving the mix of our core deposits and have the ability to offer certain shared deposit products (such as Synovus® Shared Deposit) to our customers. These shared deposit products have the advantage of providing our customers up to $7.5 million in FDIC insurance per individual account by spreading deposits across our 30 separately-chartered banks. Although we include these shared deposit products within our “core deposits,” for regulatory purposes they are listed as brokered deposits in our applicable bank subsidiary Call Reports that we file with the FDIC, as they are considered more likely than other non-brokered deposits to be withdrawn in response to competitive pressures or other economic changes. Shared deposit products totaled $1.92 billion at June 30, 2009, as compared to $1.74 billion at December 31, 2008 and $303.4 million at June 30, 2008. These products were the primary driver of our core deposit growth. See the “—Non-GAAP financial measures” section of this prospectus supplement.

•	Improving core operating results—Our operating results excluding credit costs showed improvement in the second quarter of 2009 in spite of the challenging economic environment. Our pre-tax, pre-credit costs income (which excludes provision for losses on loans, credit costs, and certain other items) was $144.8 million, up $15.6 million over the first quarter of 2009. Furthermore, our net interest margin increased to 3.23%, or eighteen basis points, compared to the first quarter of 2009. See the “—Non-GAAP financial measures” section of this prospectus supplement.

•	Aggressive management of credit issues—We also have aggressively taken steps to dispose of our non-performing assets and manage our credit quality. In the second quarter of 2009, we disposed of $404 million of non-performing assets, as compared to $106 million of non-performing assets in the first quarter of 2009, resulting in a decrease of $15 million in our total non-performing assets from the first quarter of 2009.

•	Focus on expense control—In addition to managing our credit quality, we have successfully controlled our expenses and reduced our fundamental non-interest expense in each of the last four quarters. Fundamental non-interest expense (excluding other credit costs, FDIC insurance expense, restructuring charges, changes in the Visa litigation accrual, and goodwill impairment expense) was down $23.7 million, or 5.8%, and $9.6 million, or 4.8%, for the six and three month periods, respectively, ended June 30, 2009. The reduction of fundamental non-interest expense is primarily a result of reductions in our salaries and other personnel expenses. See the “—Non-GAAP financial measures” section of this prospectus supplement.

Capital plan

On May 7, 2009, the Federal Reserve Board announced the results of the Supervisory Capital Assessment Program, or the “SCAP,” commonly referred to as the “stress test,” of the near-term capital needs of the nineteen largest U.S. bank holding companies. Although we were not among the bank holding companies that the Federal Reserve reviewed under the SCAP, we conducted an internal analysis of our capital position as of June 30, 2009, using many of the same methodologies of the SCAP, but applying underlying economic assumptions relating to potential losses that we believed to be more appropriately tailored to reflect the composition of our loan portfolio and the extensive relationships that we enjoy with many of our customers. Certain of those economic assumptions were more optimistic than the assumptions used by the nineteen largest banks under the SCAP methodology. Although our regulators have expressed concern that our 2010 stress test assumptions are notably more optimistic than those used for 2009 despite the current difficult economic environment, based upon our internal analysis, we believe that, through internally generated sources of capital only, as of June 30, 2009, we complied with the Tier 1 capital threshold of common equity at or above 4% of risk weighted assets. Utilizing the SCAP-defined methodology and assumptions, we would be unable to demonstrate that we would meet the Tier 1 capital threshold of common equity at or above 4% of risk weighted assets under the “More Adverse” scenario of SCAP. See the “Risk factors—We presently are subject to, and in the future may become subject to, additional supervisory actions and/or enhanced regulation that could have a material negative effect on our business, operating flexibility, financial condition and the value of our common stock” section of this prospectus supplement.

As we have continued to carefully monitor the dramatically evolving financial services landscape in general, and our position in that landscape compared to our peers in particular, we have considered a number of factors, including, but not limited to, the following:

•	in light of our concentration in commercial real estate, construction and land development, as well as several quarters of deteriorating asset quality, our regulators have urged us and our board to bolster our capital position promptly and have stated that additional capital is needed as we pursue our asset disposition plan;

•	a number of our peers have determined to consider and pursue strategies—including equity capital raising and asset and liability management—designed to improve their capital position to levels above those that previously may have been considered appropriate and, given the public capital market’s history over the last year, this window of opportunity may be unavailable in the near future; and

•	bank holding companies with capital positions that are strong relative to their peers may be better positioned to take advantage of the strategic acquisition and other opportunities that are resulting from the distressed banking environment.

In light of these concerns, on September 14, 2009, we announced a capital plan, which we refer to as our “Capital Plan,” pursuant to which we would seek to undertake certain initiatives that we expected would increase our Tier 1 capital by approximately $400 million and improve our tangible common equity to tangible assets ratio by an amount that is representative of an additional $100 million of capital. The principal elements of our Capital Plan include:

•	this offering;

•	the exchange of up to 50,000,000 shares of our newly issued common stock for a portion of our 4.875% subordinated notes due 2013, which we refer to as the “Exchange Offer”; and

•	other balance sheet optimization initiatives designed to enhance our tangible common equity to tangible assets ratio by an amount that is representative of an additional $100 million of capital.

Upon completion of this offering we will have increased our Tier 1 capital by approximately $570 million. We intend to continue to pursue the second and third elements of our Capital Plan.

See the “Risk Factors—Offering risks—Sales of a significant number of shares of our common stock in the public markets, and other transactions that we pursue in connection with our Capital Plan, could depress the market price of our common stock” section of this prospectus supplement.

We believe that, if we were able to successfully complete our Capital Plan, we would:

•	possess a capital structure, and related regulatory capital ratios, that would better position us compared to our peers and would better enable us to address regulatory concerns as they may arise;

•	possess a capital cushion that would improve our ability to absorb additional losses that we could face under continuing or worsening adverse economic scenarios;

•	enjoy greater operational and strategic flexibility, which would, among other things, better position us to take advantage of potential acquisition, growth and other opportunities resulting from the distressed banking market in the Southeast; and

•	improve our ability to ultimately repay our approximately $1.0 billion in TARP capital.

We will seek to execute this offering and the remainder of our Capital Plan during the course of fiscal 2009. We cannot assure you that we will be able to successfully complete all elements of our Capital Plan on a timely basis, on favorable terms, or at all, that we will realize the anticipated benefits of our Capital Plan if it were to be achieved or that our bank regulators will be satisfied with such plan and will not require us to take further action. See the information contained under the caption entitled “Risk factors” in this prospectus supplement.

Dividend

On September 14, 2009, we announced that our board of directors approved a quarterly dividend of $0.01 per share for the third quarter of 2009. Purchasers of our common stock in this offering will not be entitled to this dividend. Management closely monitors trends and developments in credit quality, liquidity (including dividends from subsidiaries, which are expected to be significantly lower than those received in previous years), financial markets and other economic trends, as well as regulatory requirements, all of which impact our capital position and our ability to pay dividends, and will continue to periodically review dividend rates to determine if they are appropriate in light of these factors. See the “Dividend policy” section of this prospectus supplement.

Non-GAAP financial measures

The measures entitled tangible common equity to tangible assets ratio, tangible common equity to risk-weighted assets ratio, core deposits, pre-tax pre-credit costs income, and fundamental non-interest expense used in this prospectus supplement are not measures recognized under Generally Accepted Accounting Principles (GAAP), and are therefore considered non-GAAP financial measures. The most comparable GAAP measures are those entitled equity to total assets ratio, total deposits, pre-tax income (loss), and total non-interest expense, respectively. The following table illustrates the method of calculating these non-GAAP financial measures.

Management uses these non-GAAP financial measures to assess the performance of our core business and the strength of our capital position. We believe that the above non-GAAP financial measures provide meaningful information to assist investors in evaluating our operating results, financial strength, and capitalization. The non-GAAP measures should be considered as additional views of the way our financial measures are affected by significant charges for credit costs and goodwill impairment. The tangible common equity ratio to tangible assets ratio and tangible common equity to risk-weighted assets ratio are used by management to assess the strength of our capital position. Core deposits are a measure used by management and investment analysts to evaluate organic growth of deposits and the quality of deposits as a funding source. Pre-tax pre-credit costs income is a measure used by management to evaluate core operating results exclusive of credit costs as well as certain non-core expenses such as goodwill impairment charges, restructuring charges, and Visa litigation expense (benefit). Fundamental non-interest expense is a measure utilized by management to measure the success of expense management initiatives focused on reducing recurring controllable operating costs.

Reconciliation of non-GAAP financial measures

	As of June 30,		As of December 31,
(dollars in thousands)	2009	2008	2008	2007	2006	2005	2004

Tangible common equity ratios:
Total risk-weighted assets	$30,037,167	32,445,002	32,106,501	31,505,022	29,930,284	26,008,797	23,590,520
Total assets	34,349,670	34,227,301	35,786,269	33,064,481	30,496,950	26,401,125	23,966,347
Goodwill	(39,280)	(492,138)	(39,521)	(519,138)	(515,719)	(338,649)	(338,853)
Other intangible assets, net	(18,914)	(24,860)	(21,266)	(28,007)	(35,693)	(29,263)	(34,565)

Tangible assets	$34,291,476	33,710,303	35,725,482	32,517,336	29,945,538	26,033,213	23,592,929

Total shareholders’ equity	$3,018,361	3,428,591	3,787,158	3,441,590	3,708,650	2,949,329	2,641,289
Goodwill	(39,280)	(492,138)	(39,521)	(519,138)	(515,719)	(338,649)	(338,853)
Other intangible assets, net	(18,914)	(24,860)	(21,266)	(28,007)	(35,693)	(29,263)	(34,565)
Cumulative perpetual preferred stock	(923,855)	—	(919,635)	—	—	—	—

Tangible common equity	$2,036,312	2,911,593	2,806,736	2,894,445	3,157,238	2,581,417	2,267,871

Tangible common equity to tangible assets	5.94%	8.64	7.86	8.90	10.54	9.92	9.61
Tangible common equity to risk- weighted assets	6.78%	8.97	8.74	9.19	10.55	9.93	9.61
Core Deposits:
Total deposits	$27,423,814	26,028,352	28,617,179	24,959,816	24,528,463	20,806,979	18,591,402
National market brokered deposits	(4,994,641)	(4,587,302)	(6,338,078)	(3,752,542)	(3,362,158)	(2,284,770)	(2,291,037)

Core deposits	$22,429,173	21,441,050	22,279,101	21,207,274	21,166,305	18,522,209	16,300,365

	Six months ended		Twelve months ended
	June 30,		December 31,
	2009	2008	2008	2007	2006	2005	2004

Pre-tax pre-credit costs income:
Income (loss) from continuing operations before income taxes	$(885,201)	147,742	(652,421)	527,674	645,538	563,340	489,979
Add: Provision for losses on loans	921,963	184,665	699,883	170,208	75,148	82,532	75,319
Add: Other credit costs(1)	230,585	38,829	162,786	22,355	7,724	7,102	5,154
Add: Goodwill impairment	—	27,000	479,617	—	—	—	—
Add: Restructuring costs	6,755	4,251	16,125	—	—	—	—
Less: Gain on redemption of Visa shares	—	(38,542)	(38,542)	—	—	—	—
Add: (subtract) Visa litigation settlement expense (recovery)	—	(17,430)	(17,473)	36,800	—	—	—

Pre-tax pre-credit costs income	$274,102	346,515	649,975	757,037	728,410	652,974	570,452

Fundamental non-interest expense:
Total non-interest expense	$659,674	467,338	1,465,621	840,094	764,533	646,757	621,675
Less: Other credit costs(1)	(230,585)	(38,829)	(162,786)	(22,355)	(7,724)	(7,102)	(5,154)
Less: FDIC Insurance expense	(40,585)	(9,242)	(20,068)	(4,322)	(2,709)	(2,519)	(2,600)
Less: Restructuring charges	(6,755)	(4,251)	(16,125)	—	—	—	—
Less: Visa litigation recovery (expense)	—	17,430	17,473	(36,800)	—	—	—
Less: Goodwill impairment expense	—	(27,000)	(479,617)	—	—	—	—

Fundamental non-interest expense	$381,749	405,446	804,498	776,617	754,100	637,136	613,921

Other credit costs:
Foreclosed real estate expenses	$218,734	21,558	136,678	15,736	3,294	2,933	1,837
Loss on sale of impaired loans	1,095	9,944	9,909	—	—	—	—
Reserve for unfunded commitments(1)	(3,423)	4,067	8,831	—	—	—	—
Reserve for customer rate swap agreements(1)	8,755	—	—	—	—	—	—
Loan collection expenses(1)	4,309	2,832	6,227	6,090	4,065	3,262	3,113
Appraisal and recording expenses(1)	1,115	428	1,141	529	365	907	204

Total other credit costs	$230,585	38,829	162,786	22,355	7,724	7,102	5,154

(1)	Components of other operating expenses on the consolidated statements of income.

Risk factors

An investment in our common stock involves risks. You should carefully consider the information contained under the caption entitled “Risk factors” in this prospectus supplement and in our Annual Report on Form 10-K/A for the year ended December 31, 2008, our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009 and our Current Report on Form 8-K filed on September 15, 2009 as well as other information included or incorporated by reference into this prospectus supplement and the accompanying prospectus, including our financial statements and the notes thereto, before making an investment decision.

The offering

Issuer	Synovus Financial Corp.

Securities offered	150,000,000 shares of our common stock, par value $1.00 per share.

Over-allotment option	The underwriters may purchase up to an additional 22,500,000 shares of our common stock within 30 days of the date of this prospectus supplement to cover over-allotments, if any.

Shares of common stock outstanding after this offering	480,372,269 shares of our common stock outstanding after this offering (or 502,872,269 shares of our common stock if the underwriters exercise in full their over-allotment option).

Shares of common stock outstanding after this offering and the Exchange Offer	530,372,269 shares of our common stock outstanding after this offering and the Exchange Offer, assuming the maximum of 50,000,000 shares of our common stock are issued in the Exchange Offer (or 552,872,269 shares of our common stock if the underwriters exercise in full their over-allotment option).

Use of proceeds	We estimate that the net proceeds from the sale of our common stock in this offering, after deducting underwriting discounts and commissions and the estimated expenses of this offering payable by us, will be approximately $570.5 million (or approximately $656.2 million if the underwriters exercise their over-allotment option in full).

We intend to use the net proceeds of this offering for working capital and general corporate purposes. These purposes may include investments in, or extensions of credit to, our banking subsidiaries, and possible acquisitions. See the “Use of proceeds” section of this prospectus supplement.

Dividend Policy	The payment of future cash dividends is at the discretion of our board of directors and subject to a number of restrictions, including, but not limited to, limits imposed on us by various regulatory agencies, TARP related limits and our ability to receive dividends and distributions from our banking and non-banking subsidiaries. See the “Dividend policy” section of this prospectus supplement.

New York Stock Exchange symbol	“SNV”

Risk factors	For a discussion of the risks associated with an investment in our common stock, see the “Risk factors” section of this prospectus supplement and in our Annual Report on Form 10-K/A for the year ended December 31, 2008 and in our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009 and any Current Reports filed on Form 8-K, including our Current Report on Form 8-K filed on September 15, 2009.

The number of shares of common stock outstanding immediately after the closing of this offering is based on 330,372,269 shares of common stock outstanding as of August 31, 2009. Unless otherwise indicated, the number of shares of common stock presented in this prospectus supplement excludes shares issuable pursuant to the exercise of the underwriters’ option to purchase additional shares, 29,324,570 shares of common stock issuable under our stock compensation plans, 73,140 restricted share units and 15,510,737 shares of our common stock represented by the Warrant, as described in the “Description of capital stock” section of this prospectus supplement, and any shares of our common stock issued in the Exchange Offer or in connection with other elements of our Capital Plan.

Summary consolidated financial and other data

The following table sets forth summary consolidated financial and other data of Synovus. The financial data as of and for the six months ended June 30, 2009 and 2008 have been derived from our unaudited financial statements contained in our Quarterly Reports on Form 10-Q filed with the SEC. The financial data as of and for the years ended December 31, 2008, 2007, 2006, 2005 and 2004 have been derived from our audited financial statements contained in our Annual Reports on Form 10-K or Form 10-K/A filed with the SEC, except for fundamental non-interest expense, pre-tax pre-credit costs income, tangible common equity to risk weighted assets ratio and tangible common equity to tangible assets ratio, which are reconciled above under the “Non-GAAP financial measures” section of this prospectus supplement. The summary consolidated financial results are not indicative of our expected future operating results. The following summary consolidated financial information should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and notes thereto incorporated by reference into this prospectus supplement and the accompanying prospectus.

	As of and for the		As of and for the
	six months ended		twelve months ended
	June 30,		December 31,
(in thousands, except per share data)	2009	2008	2008	2007	2006	2005	2004

Income statement data:
Total revenues(a)	$696,436	799,745	1,513,038	1,536,996	1,487,337	1,292,166	1,186,898
Net interest income	499,848	552,070	1,077,893	1,148,948	1,125,789	965,216	859,531
Provision for losses on loans	921,963	184,665	699,883	170,208	75,148	82,532	75,319
Non-interest income	196,588	247,675	435,190	389,028	359,430	327,413	327,441
Non-interest expense	659,674	467,338	1,465,621	840,094	764,533	646,757	621,675
Fundamental non-interest expense(b)	381,749	405,446	804,498	776,617	754,100	637,136	613,921
Income (loss) from continuing operations before income taxes	(885,201)	147,742	(652,421)	527,674	645,538	563,340	489,979
Pre-tax pre-credit costs income(b)	274,102	346,515	649,975	757,037	728,410	652,974	570,452
Income (loss) from continuing operations, net of income taxes	(720,981)	94,790	(574,726)	342,935	415,103	359,050	314,941
Income from discontinued operations, net of income taxes and minority interest(c)	—	—	—	183,370	201,814	157,396	122,092
Net income (loss)	(720,981)	94,790	(574,726)	526,305	616,917	516,446	437,033
Net income attributable to non- controlling interest	2,620	1,697	7,712	—	—	—	—
Net income (loss) attributable to controlling interest	(723,601)	93,093	(582,438)	526,305	616,917	516,446	437,033
Dividends on and accretion of discount on preferred stock	28,417	—	2,057	—	—	—	—
Net income (loss) available to common shareholders	(752,018)	93,093	(584,495)	526,305	616,917	516,446	437,033
Per share data:
Basic earnings (loss) per share:
Income (loss) from continuing operations	(2.28)	0.28	(1.77)	1.05	1.29	1.15	1.02
Net income (loss)	(2.28)	0.28	(1.77)	1.61	1.92	1.66	1.42
Diluted earnings (loss) per share:
Income (loss) from continuing operations	(2.28)	0.28	(1.77)	1.04	1.28	1.14	1.01
Net income (loss)	(2.28)	0.28	(1.77)	1.60	1.90	1.64	1.41
Cash dividends declared	0.02	0.34	0.46	0.82	0.78	0.73	0.69
Book value per common share	6.45	10.46	8.68	10.43	11.39	9.43	8.52
Balance sheet data:
Investment securities	3,560,192	3,692,135	3,770,022	3,554,878	3,263,483	2,852,075	2,583,606
Loans, net of unearned income	27,585,741	27,445,891	27,920,177	26,498,585	24,654,552	21,392,347	19,480,396
Deposits	27,423,814	26,028,352	28,617,179	24,959,816	24,528,463	20,806,979	18,591,402
Long-term debt	1,865,491	2,121,625	2,107,173	1,890,235	1,343,358	1,928,005	1,873,247

	As of and for the			As of and for the
	six months ended			twelve months ended
	June 30,			December 31,
(in thousands, except per share data)	2009		2008	2008	2007	2006	2005	2004

Shareholders’ equity	3,018,361		3,428,591	3,787,158	3,441,590	3,708,650	2,949,329	2,641,289
Average total shareholders’ equity	3,596,263		3,462,364	3,435,432	3,935,910	3,369,954	2,799,496	2,479,404
Average total assets	35,002,787		33,441,640	34,051,495	32,895,295	29,831,172	26,293,003	23,275,001

Performance ratios and other data:
Return on average assets from continuing operations(d)	(4.29%	)	0.54	(1.72)	1.04	1.39	1.37	1.35
Return on average assets(d)	(4.29)		0.54	(1.72)	1.60	2.07	1.96	1.88
Return on average equity from continuing operations(d)	(41.36)		5.19	(17.19)	8.71	12.32	12.43	12.70
Return on average equity(d)	(41.36)		5.19	(17.19)	13.37	18.31	18.45	17.63
Net interest margin, before fees	3.07		3.55	3.38	3.85	4.12	4.03	3.92
Net interest margin, after fees	3.15		3.65	3.47	3.97	4.27	4.18	4.21
Efficiency ratio	93.42		59.38	96.53	54.48	51.18	49.79	52.06
Dividend payout ratio(e)	nm		nm	nm	51.25	40.99	44.51	48.94
Average shareholders’ equity to average assets	10.27		10.35	10.09	11.96	11.30	10.65	10.65
Tangible common equity to risk weighted assets(b)	6.78		8.97	8.74	9.19	10.55	9.93	9.61
Tangible common equity to tangible assets(b)	5.94		8.64	7.86	8.90	10.54	9.92	9.61
Average shares outstanding, basic	329,818		329,071	329,319	326,849	321,241	311,495	307,262
Average shares outstanding, diluted	329,818		331,568	329,319	329,863	324,232	314,815	310,330
Asset quality and data ratios:
Net Charge-offs	601,538		134,465	469,195	117,055	60,217	58,665	41,515
Loans 90 days past due and still accruing interest	31,018		39,614	38,794	33,663	34,495	16,023	18,138
Total past due loans and still accruing interest	331,731		365,046	362,538	270,496	155,058	93,291	84,458
Non-accrual loans to loans	5.40%		2.28	3.30	1.29	0.39	0.38	0.41
Non-performing assets to loans, other loans held for sale, and foreclosed real estate	6.24		3.00	4.16	1.67	0.50	0.46	0.52
Net charge-offs to average loans	4.31		0.99	1.71	0.46	0.26	0.29	0.23
Provision for loan losses to average loans	6.67		1.38	2.55	0.67	0.32	0.40	0.42
Allowance to loans	3.33		1.52	2.14	1.39	1.28	1.35	1.36
Loans 90 days past due and still accruing interest as a percent of loans	0.11		0.14	0.14	0.13	0.14	0.07	0.09
Total past due loans and still accruing interest as a percent of loans	1.20		1.33	1.30	1.02	0.63	0.44	0.43
Allowance to non-accrual loans	61.65		66.68	64.91	107.46	325.45	352.43	330.30
Allowance to non-performing assets	52.92		50.32	51.08	82.88	256.61	293.50	260.67
Ratio of earnings to fixed charges:(f)
Including interest on deposits	(2.22x	)	1.36x	0.17x	1.48x	1.72x	2.05x	2.61x
Excluding interest on deposits	(33.08x	)	3.08x	(4.45x )	3.88x	5.33x	5.44x	6.65x

(a)	Consists of net interest income and non-interest income, excluding securities gains (losses).
(b)	See “—Non-GAAP financial measures” section of this prospectus supplement.
(c)	On December 31, 2007, Synovus completed the tax-free spin-off of its shares of Total System Services, Inc. (“TSYS”) common stock to Synovus shareholders. In accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” and SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” the historical consolidated results of operations and financial position of TSYS, as well as all costs recorded by Synovus associated with the spin-off of TSYS, are now presented as discontinued operations. Additionally, discontinued operations for the year ended December 31, 2007 include a $4.2 million after-tax gain related to the transfer of Synovus’ proprietary mutual funds to a non-affiliated third party.
(d)	Returns for the six-month periods ended June 30, 2009 and 2008 are annualized.
(e)	Determined by dividing cash dividends declared per share by diluted net income per share.
(f)	Computed by dividing income from continuing operations by fixed charges. Fixed charges represent interest expense, either including or excluding interest on deposits as set forth above, and one-third of net rental expense which has been deemed to be equivalent to interest on long-term debt. Interest expense, other than on deposits, includes interest on long-term debt, federal funds purchased and other short-term liabilities.
(nm)	Not meaningful.

Risk factors

An investment in our common stock involves a number of risks. You should carefully consider the risks described below and the risk factors concerning our business included in our Annual Report on Form 10-K/A for the year ended December 31, 2008, our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009 and our Current Report on Form 8-K filed on September 15, 2009, in addition to the other information in this prospectus supplement and the accompanying prospectus, including our other filings, which are incorporated into this prospectus supplement by reference, before deciding whether an investment in our common stock is suitable for you.

Business Risks

The current and further deterioration in the residential construction and commercial development real estate markets may lead to increased non-performing assets in our loan portfolio and increased provision expense for losses on loans, which could have a material adverse effect on our capital, financial condition and results of operations.

Since the third quarter of 2007, the residential construction and commercial development real estate markets have experienced a variety of difficulties and changed economic conditions. In particular, market conditions in the Atlanta and the West Coast of Florida markets, in which we have a heavy concentration and which collectively represent 45.8% of our non-performing assets at June 30, 2009, have experienced continued declines in credit quality since the end of 2007. Our non-performing assets were $1.74 billion at June 30, 2009, compared to $1.17 billion at December 31, 2008. Non-performing assets in the Atlanta and West Coast of Florida markets represented 31.7% and 14.1%, respectively, of our total non-performing assets at June 30, 2009. If market conditions continue to deteriorate, they may lead to additional valuation adjustments on our loan portfolios and real estate owned as we continue to reassess the market value of our loan portfolio, the loss severities of loans in default, and the net realizable value of real estate owned. We also may realize additional losses in connection with our disposition of non-performing assets. Poor economic conditions could result in decreased demand for residential housing, which, in turn, could adversely affect the development and construction efforts of residential real estate developers. Consequently, such economic downturns could adversely affect the ability of such residential real estate developer borrowers to repay these loans and the value of property used as collateral for such loans. A sustained weak economy could also result in higher levels of non-performing loans in other categories, such as commercial and industrial loans, which may result in additional losses. Management continually monitors market conditions and economic factors throughout our footprint for indications of change in other markets. If these economic conditions and market factors negatively and/or disproportionately affect some of our larger loans, then we could see a sharp increase in our total net-charge offs and also be required to significantly increase our allowance for loan losses. Any further increase in our non-performing assets and related increases in our provision expense for losses on loans could negatively affect our business and could have a material adverse effect on our capital, financial condition and results of operations.

We may experience increased delinquencies and credit losses, which could have a material adverse effect on our capital, financial condition and results of operations.

Like other lenders, we face the risk that our customers will not repay their loans. A customer’s failure to repay us is preceded generally by missed payments. In some instances, a customer may declare bankruptcy prior to missing payments, although this is not generally the case. Customers who declare bankruptcy frequently do not repay their loans. Where our loans are secured by collateral, we may attempt to seize the collateral when and if customers default on their loans. The value of the collateral may not equal the amount of the unpaid loan, and we may be unsuccessful in recovering the remaining balance from our customers. Rising delinquencies and rising rates of bankruptcy are often precursors of future charge-offs and may require us to increase our allowance for loan losses. Higher charge-off rates and an increase in our allowance for loan losses may hurt our overall financial performance if we are unable to raise revenue to compensate for these losses and may increase our cost of funds.

Our allowance for loan losses may not be adequate to cover actual losses, and we may be required to materially increase our allowance, which may adversely affect our capital, financial condition and results of operations.

We maintain an allowance for loan losses, which is a reserve established through a provision for loan losses charged to expenses, which represents management’s best estimate of probable credit losses that have been incurred within the existing portfolio of loans, all as described under Note 1 of Notes to Consolidated Financial Statements on pages F-7 and F-8 of the Financial Appendix and under “Critical Accounting Policies Allowance for Loan Losses” in the “Management’s Discussion and Analysis” Section on pages F-59 through F-62 of the Financial Appendix, which is attached as Exhibit 99.1 to our Annual Report on Form 10-K/A for the year ended December 31, 2008, which is incorporated by reference into this prospectus supplement and the accompanying prospectus. The allowance, in the judgment of management, is established to reserve for estimated loan losses and risks inherent in the loan portfolio. The determination of the appropriate level of the allowance for loan losses inherently involves a high degree of subjectivity and requires us to make significant estimates of current credit risks using existing qualitative and quantitative information, all of which may undergo material changes. Changes in economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans, and other factors, both within and outside of our control, may require an increase in the allowance for loan losses. In addition, bank regulatory agencies periodically review our allowance for loan losses and may require an increase in the provision for loan losses or the recognition of additional loan charge offs, based on judgments different than those of management. An increase in the allowance for loan losses results in a decrease in net income, and possibly risk-based capital, and may have a material adverse effect on our capital, financial condition and results of operations.

In light of current market conditions, we regularly reassess the creditworthiness of our borrowers and the sufficiency of our allowance for loan losses. Our allowance for loan losses increased from 2.14% of total loans at December 31, 2008 to 3.33% at June 30, 2009. We made a provision for loan losses during the six months ended June 30, 2009 of approximately $922.0 million, which was significantly higher than in previous periods. We also charged-off approximately $601.5 million in loans, net of recoveries, during the six months ended June 30, 2009, which was significantly higher than in previous periods. We will likely experience additional classified loans and non-performing assets in the foreseeable future, as well as related increases in loan charge-offs, as the deterioration in the credit and real estate markets causes borrowers to default. Further, the value of the collateral underlying a given loan, and the realizable value of such collateral in a foreclosure sale, likely will be negatively affected by the recent downturn in the real estate market, and therefore may result in an inability to realize a full recovery in the event that a borrower defaults on a loan. Any additional non-performing assets, loan charge-offs, increases in the provision for loan losses or the continuation of aggressive charge-off policies or any inability by us to realize the full value of underlying collateral in the event of a loan default, will negatively affect our business, financial condition, and results of operations and the price of our securities.

We will realize additional future losses if the proceeds we receive upon liquidation of non-performing assets are less than the fair value of such assets.

We have announced a strategy to aggressively dispose of non-performing assets. However, the specific assets have not been yet identified. Non-performing assets are recorded on our financial statements at fair value, as required under GAAP, unless these assets have been specifically identified for liquidation, in which case they are recorded at the lower of cost or estimated net realizable value. In current market conditions, we are likely to realize additional future losses if the proceeds we receive upon dispositions of non-performing assets are less than the recorded fair value of such assets.

We may be required to repurchase mortgage loans or indemnify mortgage loan purchasers as a result of breaches of representations and warranties, borrower fraud, or certain borrower defaults, which could harm our liquidity, results of operations and financial condition.

When we sell mortgage loans, we are required to make customary representations and warranties to the purchaser about the mortgage loans and the manner in which they were originated. Our whole loan sale agreements require us to repurchase or substitute mortgage loans in the event that we breach any of these representations or warranties. In addition, we may be required to repurchase mortgage loans as a result of borrower fraud or in the event of early payment default of the borrower on a mortgage loan.

If we face repurchase and indemnity demands that are significant, our liquidity, results of operations and financial condition may be adversely affected.

Our net interest income could be negatively affected by the lower level of short-term interest rates, recent developments in the credit and real estate markets and competition in our primary market area.

Net interest income, which is the difference between the interest income that we earn on interest-earning assets and the interest expense that we pay on interest-bearing liabilities, is a major component of our income. Our net interest income is our primary source of funding for our operations, including extending credit and reserving for loan losses. The Federal Reserve reduced interest rates on three occasions in 2007 by a total of 100 basis points, to 4.25%, and by another 400 basis points, to a range of 0% to 0.25%, during 2008. Interest rates during 2009 have remained at the range of 0% to 0.25% as set by the Federal Reserve during 2008. A significant portion of our loans, including residential construction and development loans and other commercial loans, bear interest at variable rates. The interest rates on a significant portion of these loans decrease when the Federal Reserve reduces interest rates, which may reduce our net interest income. In addition, in order to compete for deposits in our primary market areas, we may offer more attractive interest rates to depositors, and we may increasingly rely upon out-of-market or brokered deposits as a source of liquidity.

Increased non-performing loans and the decrease in interest rates reduced our net interest income during the six months ended June 30, 2009 and could cause additional pressure on net interest income in future periods. This reduction in net interest income also may be exacerbated by the high level of competition that we face in our primary market area. Any significant reduction in our net interest income could negatively affect our business and could have a material adverse impact on our capital, financial condition and results of operations.

Diminished access to alternative sources of liquidity could adversely affect our net income, net interest margin and our overall liquidity.

We have historically had access to a number of alternative sources of liquidity, but given the recent and dramatic downturn in the credit and liquidity markets, there is no assurance that we will be able to obtain such liquidity on terms that are favorable to us, or at all. For example, the cost of out-of-market deposits could exceed the cost of deposits of similar maturity in our local market area, making them unattractive sources of funding; financial institutions may be unwilling to extend credit to banks because of concerns about the banking industry and the economy generally; and, given recent downturns in the economy, there may not be a viable market for raising equity capital. If our access to these sources of liquidity is diminished, or only available on unfavorable terms, then our net income, net interest margin and our overall liquidity likely would be adversely affected.

Further adverse changes in our credit rating could increase the cost of our funding from the capital markets.

During the second quarter of 2009, Moody’s Investors Service, Standard and Poor’s Ratings Services and Fitch Ratings downgraded our long term debt to below investment grade. The ratings agencies regularly evaluate us and certain of our subsidiary banks, and their ratings of our long-term debt are based on a number of factors, including our financial strength as well as factors not entirely within our control, including conditions affecting the financial services industry generally. In light of the continuing difficulties in the financial services industry and the housing and financial markets, there can be no assurance that we will not receive additional adverse changes in our ratings, which could adversely affect the cost and other terms upon which we are able to obtain funding and the way in which we are perceived in the capital markets.

Current levels of market volatility are unprecedented, and may result in disruptions in our ability to access sources of funds, which may negatively affect our capital resources and liquidity.

In managing our consolidated balance sheet, we depend on access to a variety of sources of funding to provide us with sufficient capital resources and liquidity to meet our commitments and business needs, and to accommodate the transaction and cash management needs of our customers. Sources of funding available to us, and upon which we rely as regular components of our liquidity and funding management strategy, include inter-bank borrowings and brokered deposits. We also have historically enjoyed a solid reputation in the capital markets and have been able to raise funds in the form of either short- or long-term borrowings or equity issuances. Recently, the volatility and disruption in the capital and credit markets has reached unprecedented levels. In some cases, the markets have produced downward pressure on stock prices and credit availability for certain issuers without regard to those issuers’ underlying financial strength. If current levels of market disruption and volatility continue or worsen, our ability to access certain of our sources of funding may be disrupted.

Changes in the cost and availability of funding due to changes in the deposit market and credit market, or the way in which we are perceived in such markets, may adversely affect financial results.

In general, the amount, type and cost of our funding, including from other financial institutions, the capital markets and deposits, directly impacts our costs in operating our business and growing our assets and therefore, can positively or negatively affect our financial results. A number of factors could make funding more difficult, more expensive or unavailable on any terms, including, but not limited to, further reductions in our debt ratings, financial results and losses, changes within our organization, specific events that adversely impact our reputation, disruptions in the capital markets, specific events that adversely impact the financial services industry, counterparty availability, changes affecting our assets, the corporate and regulatory structure, interest rate fluctuations, general economic conditions and the legal, regulatory, accounting and tax environments governing our funding transactions. Also, we compete for funding with other banks and similar companies, many of which are substantially larger, and have more capital and other resources than we do. In addition, as some of these competitors consolidate with other financial institutions, these advantages may increase. Competition from these institutions may increase the cost of funds.

We may be unable to receive dividends from our subsidiary banks, and we may be required to contribute capital to those banks, which could adversely affect our liquidity and cause us to raise capital on terms that are unfavorable to us.

Our primary source of liquidity is dividends from our subsidiary banks, which are governed by certain rules and regulations of various state and federal banking regulatory agencies. Dividends from our subsidiaries in 2009 will be significantly lower than those received in previous years. This may be the result of those banks’ financial condition and/or regulatory limitations they may face. During 2009, we have been required to provide capital to certain subsidiaries and may continue to do so in the second half of 2009. There is an increasing likelihood that our subsidiary banks may be directed by their regulators to increase their capital cushion as a result of weakened financial condition, which may require that we contribute additional capital to these banks. In addition, current market conditions and required dividend payments on the Series A Preferred Stock likely will continue to put additional pressure on our liquidity position. If these trends continue, we may be forced to raise additional capital including beyond the amounts anticipated in our Capital Plan. Given the weakened economy, current market conditions and our recent financial performance and related credit rating downgrades, we may be unable to obtain new borrowings or issue equity on favorable terms, if at all. In addition, the terms of a potential equity offering would result in dilution to our existing shareholders. Also, we may be unable to raise the amount of capital that we desire due to the limited number of shares of our common stock that currently remain authorized and available for issuances under our organizational documents.

Failure to successfully implement our Capital Plan could adversely impact us.

There can be no assurance that we will be able to successfully execute on all or any of the components of our Capital Plan. If we are not able to successfully complete our Capital Plan, we could be adversely impacted by negative perceptions regarding our ability to withstand a “more adverse” economic scenario by investors, our regulators and the rating agencies. In addition, we may become subject to further supervisory action and even if we succeed in executing on our Capital Plan, we may be unable to realize the anticipated benefits of our Capital Plan.

As a financial services company, adverse changes in general business or economic conditions could have a material adverse effect on our financial condition and results of operations.

Sustained weakness in business and economic conditions generally or specifically in the principal markets in which we do business could have one or more of the following adverse impacts on our business:

•	a decrease in the demand for loans and other products and services offered by us;

•	a decrease in the value of our loans held for sale or other assets secured by consumer or commercial real estate;

•	an increase or decrease in the usage of unfunded commitments;

•	an impairment of certain intangible assets, such as our deferred tax asset; or

•	an increase in the number of clients and counterparties who become delinquent, file for protection under bankruptcy laws or default on their loans or other obligations to us.

Any such increase in the number of delinquencies, bankruptcies or defaults could result in a higher level of nonperforming assets, net charge-offs, provision for loan losses, and valuation adjustments on loans held for sale. Furthermore, if we are unable to continue to generate, or are unable to demonstrate that we can continue to generate, sufficient taxable income in the near future, then we may not be able to fully realize the benefits of our deferred tax assets and may be required to recognize a valuation allowance, similar to an impairment of those assets, if it is more likely than not that some portion of our deferred tax assets will not be realized. Any such valuation allowance would have a negative effect on our results of operations, financial condition and regulatory capital position.

Additional losses will result in an additional valuation allowance to our deferred tax assets.

During the quarter ended June 30, 2009, we incurred a charge of approximately $173 million to record an increase in its valuation allowance for deferred tax assets. See “Note 14—Income Taxes” of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009. Additional future losses will require us to recognize an additional valuation allowance, which will adversely impact our results of operations, financial condition and regulatory capital position.

We face intense competition from other financial service providers.

We operate in a highly competitive environment in respect of the products and services we offer and the markets in which we serve. The competition among financial services providers to attract and retain customers is intense. Customer loyalty can be easily influenced by a competitor’s new products, especially offerings that could provide cost savings or additional interest income to the customer. Some of our competitors may be better able to provide a wider range of products and services over a greater geographic area.

Moreover, this highly competitive industry could become even more competitive as a result of legislative, regulatory and technological changes and continued consolidation. Banks, securities firms and insurance companies can merge by creating a “financial holding company,” which can offer virtually any type of financial service, including banking, securities underwriting, insurance (both agency and underwriting) and merchant banking. Also, a number of foreign banks have acquired financial services companies in the U.S., further increasing competition in the U.S. market. In addition, technology has lowered barriers to entry and made it possible for nonbanks to offer products and services traditionally provided by banks, such as automatic transfer and automatic payment systems. Many of our competitors have fewer regulatory constraints and some have lower cost structures. We expect the consolidation of the banking and financial services industry to result in larger, better-capitalized companies offering a wide array of financial services and products.

Our financial condition and outlook may be adversely affected by damage to our reputation.

Our financial condition and outlook is highly dependent upon perceptions of our business practices and reputation. Our ability to attract and retain customers and employees could be adversely affected to the extent our reputation is damaged. Negative public opinion could result from our actual or alleged conduct in any number of activities, including lending practices, corporate governance, regulatory compliance, mergers and acquisitions, disclosure, existing litigation, sharing or inadequate protection of customer information and from actions taken by government regulators and community organizations in response to that conduct. Damage to our reputation could give rise to legal risks, which, in turn, could increase the size and number of litigation claims and damages asserted or subject us to enforcement actions, fines and penalties and cause us to incur related costs and expenses.

Maintaining or increasing market share depends on the timely development of and acceptance of new products and services and perceived overall value of these products and services by users.

Our success depends, in part, on our ability to adapt our products and services to evolving industry standards. We provide these products and services to our consumer and corporate customers through a decentralized network of banks and other of our businesses that operate autonomously within their respective communities. While our operating model provides us with a competitive advantage in maintaining a community focus and in providing customer service, our model is, in many respects, less efficient to operate. Moreover, there is increasing pressure to provide products and services at lower prices, which is difficult to do across a network like ours. This can reduce our overall net interest margin and revenues from our fee-based products and services. In addition, our success depends, in part, on our ability to generate significant levels of new business in our existing markets and in identifying and penetrating new markets. Further, the widespread adoption of new technologies, including internet services, could require us to make substantial expenditures to modify or adapt our existing products and services. We may not be successful in introducing new products and services, achieving market acceptance of products and services or developing and maintaining loyal customers and/or breaking into targeted markets.

We may make acquisitions of banks and financial services companies or related assets, and these acquisitions may be more difficult to integrate than anticipated.

Historically, we have grown through acquisition of banks and financial services companies, and in the current environment, we may acquire banks or bank-related assets. Difficulty in integrating an acquired company or assets may cause us not to realize expected revenue increases, cost savings, increases in geographic or product presence, and/or other projected benefits of the acquisition. The integration could result in higher than expected deposit attrition, loss of key employees, disruption of our business or the business of the acquired company, or otherwise adversely affect our ability to maintain relationships with customers and employees or achieve the anticipated benefits of the acquisition.

We rely on our systems and employees, and any failures or departures could materially adversely affect our operations.

We are exposed to many types of operational risk, including the risk of fraud by employees and outsiders, clerical and record-keeping errors, and computer/telecommunications systems malfunctions. Our businesses are dependent on our ability to process a large number of increasingly complex transactions. If any of our financial, accounting, or other data processing systems fail or have other significant shortcomings, we could be materially adversely affected. We are similarly dependent on our employees. We could be materially adversely affected if one of our employees departs or causes a significant operational break-down or failure, either as a result of human error or where an individual purposefully sabotages or fraudulently manipulates our operations or systems. Third parties with which we do business also could be sources of operational risk to us, including relating to break-downs or failures of such parties’ own systems or employees. Any of these occurrences could result in a diminished ability of us to operate one or more of our businesses, potential liability to clients, reputational damage and regulatory intervention, which could materially adversely affect us.

We may also be subject to disruptions of our operating systems arising from events that are wholly or partially beyond our control, which may include, for example, computer viruses or electrical or telecommunications outages or natural disasters. Such disruptions may give rise to losses in service to customers and loss or liability to us. In addition, there is a risk that our business continuity and data security systems prove to be inadequate. Any such failure could affect our operations and could materially adversely affect our results of operations by requiring us to expend significant resources to correct the defect, as well as by exposing us to litigation or losses not covered by insurance.

We may not realize the expected benefits from Project Optimus.

Project Optimus, launched in April 2008, is a team member-driven effort to create an enhanced banking experience for our customers and a more efficient organization that delivers greater value for our shareholders. As a result of this process, we plan to implement ideas which are expected to increase annual pre-tax earnings by approximately $75 million. Our future results may be potentially impacted by the results of the implementation of our Project Optimus initiatives. The amounts of efficiency gains and earnings from new revenue growth initiatives generally are based on estimates and assumptions regarding future business performance and operating expenses. These estimates and assumptions may or may not prove to be inaccurate in some respects. In addition, we are subject to various risks inherent in our business. These risks may cause the anticipated cost savings and revenue enhancements from Project Optimus not to be achieved in their entirety, not to be accomplished within the expected time frame, or to result in implementation charges beyond those currently contemplated, or could result in some other unanticipated adverse impact. Furthermore, the implementation of cost savings ideas may have unintended impacts on our ability to attract and retain business and customers, while revenue enhancement ideas may not be successful in the marketplace or may result in unintended costs. Assumed attrition required to achieve workforce reductions may not come in the right places or at the right times to meet planned goals. Accordingly, we cannot guarantee that the anticipated benefits from Project Optimus will be realized, and we may be unable to execute our business strategy and achieve our strategic and financial objectives.

The trade, monetary and fiscal policies and laws of the federal government and its agencies, including interest rate policies of the Federal Reserve Board, significantly affect our earnings.

The Federal Reserve Board regulates the supply of money and credit in the U.S. Its policies determine in large part our cost of funds for lending and investing and the return we earn on those loans and investments, both of which affect our net interest margin. They can also materially affect the value of financial instruments we hold, such as debt securities. For example, decreases in interest rates could reduce our net interest income or cause additional pressure on net interest income in future periods. Changes in Federal Reserve Board policies and laws are beyond our control and hard to predict. Its policies also can affect our borrowers, potentially increasing the risk that they may fail to repay their loans.

We must respond to rapid technological changes, and these changes may be more difficult or expensive than anticipated.

If competitors introduce new products and services embodying new technologies, or if new industry standards and practices emerge, our existing product and service offerings, technology and systems may become obsolete. Further, if we fail to adopt or develop new technologies or to adapt our products and services to emerging industry standards, we may lose current and future customers, which could have a material adverse effect on our business, financial condition and results of operations. The financial services industry is changing rapidly and in order to remain competitive, we must continue to enhance and improve the functionality and features of our products, services and technologies. These changes may be more difficult or expensive than we anticipate.

Fluctuations in our expenses and other costs could adversely affect our financial results.

Our expenses and other costs, such as operating and marketing expenses, directly affect our earnings results. In light of the extremely competitive environment in which we operate, and because the size and scale of many of our competitors provides them with increased operational efficiencies, it is important that we are able to successfully manage such expenses. We are aggressively managing our expenses in the current economic environment, but as our business develops, changes or expands, additional expenses can arise. Other factors that can affect the amount of our expenses include legal and administrative cases and proceedings, which can be expensive to pursue or defend. In addition, changes in accounting policies can significantly affect how we calculate expenses and earnings.

Increases in the costs of services and products provided to us by third parties could adversely affect our financial results.

The costs of services and products provided to us by third parties could increase in the future, whether as a result of our financial condition, credit ratings, the way we are perceived by such parties, the economy or otherwise. Such increases could have an adverse affect on our financial results.

Changes in accounting policies and practices, as may be adopted by the regulatory agencies, the Financial Accounting Standards Board, or other authoritative bodies, could materially impact our financial statements.

Our accounting policies and methods are fundamental to how we record and report our financial condition and results of operations. From time to time, the regulatory agencies, the Financial Accounting Standards Board, and other authoritative bodies change the financial accounting and reporting standards that govern the preparation of our financial statements. These changes can be hard to predict and can materially impact how we record and report our financial condition and results of operations.

The costs and effects of litigation, investigations or similar matters, or adverse facts and developments related thereto, could materially affect our business, operating results and financial condition.

We may be involved from time to time in a variety of litigation, investigations or similar matters arising out of our business. Our insurance may not cover all claims that may be asserted against it and indemnification rights to which we are entitled may not be honored, and any claims asserted against us, regardless of merit or eventual outcome, may harm our reputation. Should the ultimate judgments or settlements in any litigation or investigation significantly exceed our insurance coverage, they could have a material adverse effect on our business, financial condition and results of operations. In addition, premiums for insurance covering the financial and banking sectors are rising. We may not be able to obtain appropriate types or levels of insurance in the future, nor may we be able to obtain adequate replacement policies with acceptable terms or at historic rates, if at all.

We are a defendant in a purported federal securities class action lawsuit, and, if we are unable to prevail in this matter, then our business, operating results and financial condition would suffer.

On July 7, 2009, the City of Pompano Beach General Employees’ Retirement System filed suit in the United States District Court, Northern District of Georgia against us and certain current and former executive officers alleging, among other things, that we and the named defendants misrepresented or failed to disclose material facts, including purported exposure to our Sea Island lending relationship and the impact of real estate values as a threat to our credit, capital position, and business, and failed to adequately and timely record losses for impaired loans. The plaintiffs in the suit claim that the alleged misrepresentations or omissions artificially inflated our stock price in violation of the federal securities laws and seek damages in an unspecified amount. We cannot at this time predict the outcome of this litigation or reasonably determine the probability of a material adverse result or reasonably estimate range of potential exposure, if any, that this litigation might have on us, our business, our financial condition or our results of operations, although such effects could be materially adverse. In addition, in the future, we may need to record litigation reserves in respect of this litigation. Further, regardless of how this litigation proceeds, it could divert our management’s attention and other resources away from operations and other affairs.

Risks Related to Recent Market, Legislative and Regulatory Events

Recent turmoil in the real estate markets and the tightening of credit have adversely affected the financial services industry and may continue to adversely affect our business, financial condition and results of operations.

Recent turmoil in the housing and real estate markets, including falling real estate prices, increasing foreclosures, and rising unemployment, have negatively affected the credit performance of loans secured by real estate and resulted in significant write-downs of asset values by banks and other financial institutions. These write-downs have caused many banks and financial institutions to seek additional capital, to reduce or eliminate dividends, to merge with other financial institutions and, in some cases, to fail. As a result, many lenders and institutional investors have reduced or ceased providing credit to borrowers, including other financial institutions, which, in turn, has led to a global credit crisis.

This market turmoil and credit crisis has resulted in an increased level of commercial and consumer delinquencies, lack of consumer confidence, increased market volatility and widespread reduction of business activity generally. The resulting economic pressure on consumers and businesses and lack of confidence in the financial markets has adversely affected our business, financial condition and results of operations and may continue to result in credit losses and write-downs in the future.

Emergency measures designed to stabilize the U.S. banking system are beginning to wind down.

Since mid-2008, a host of legislation and regulatory actions have been implemented in response to the financial crisis and the recession. Some of the programs are beginning to expire and the impact of the wind down of these programs on the financial sector, including our counterparties, and on the economic recovery is unknown.

•	The Troubled Asset Relief Program, which we refer to as “TARP,“established pursuant to the EESA legislation, is scheduled to expire on December 31, 2009. Treasury has announced that it will likely extend it until October 31, 2010. TARP includes the Capital Purchase Program, pursuant to which the Treasury is authorized to purchase senior preferred stock and warrants to purchase common stock of participating financial institutions. Also under TARP, the Treasury has the authority to, among other things, purchase up to $700 billion of mortgages, mortgage-backed securities and certain other financial instruments, from financial institutions for the purpose of stabilizing and providing liquidity to the U.S. financial markets.

•	The Treasury guarantee on money market mutual funds established on September 19, 2008 is scheduled to expire on September 18, 2009, and there currently are no announced plans to extend it.

•	On September 9, 2009, the FDIC issued a notice of proposed rulemaking requesting comments on whether a temporary emergency facility should be left in place following the expiration on October 31, 2009 of the Temporary Liquidity Guarantee Program which guarantees certain “newly-issued unsecured debt” of banks and certain holding companies. The Transaction

Account Guarantee portion of the program, which guarantees non-interest bearing bank transaction accounts on an unlimited basis, is scheduled to continue until June 30, 2010.

In addition, a stall in the economic recovery or continuation or worsening of current financial market conditions could materially and adversely affect our business, financial condition, results of operations, access to credit or the trading price of our common stock.

As a result of our participation in the Capital Purchase Program and the Temporary Liquidity Guarantee Program, we may face additional regulation, and we cannot predict the cost or effects of compliance at this time.

In connection with our participation in the Capital Purchase Program administered under the TARP, we may face additional regulations and/or reporting requirements, including, but not limited to, the following:

•	Section 5.3 of the standardized Securities Purchase Agreement that we entered into with the Treasury provides, in part, that the Treasury “may unilaterally amend any provision of this Agreement to the extent required to comply with any changes after the Signing Date in applicable federal statutes.” This provision could give Congress the ability to impose “after-the-fact” terms and conditions on participants in the Capital Purchase Program. As a participant in the Capital Purchase Program, we would be subject to any such retroactive legislation. We cannot predict whether or in what form any proposed regulation or statute will be adopted or the extent to which our business may be affected by any new regulation or statute.

•	Participation in the Capital Purchase Program will limit our ability to repurchase our common stock or to increase the dividend on our common stock above $0.06 per share, or to repurchase, our common stock without the consent of the Treasury until the earlier of December 19, 2011 or until the Series A Preferred Stock has been redeemed in whole, or until the Treasury has transferred all of the Series A Preferred Stock to a third party.

•	The FDIC recently requested that all state-chartered banks monitor and report how they have spent funds received from the Treasury in connection with TARP funds.

•	Participation in the Temporary Liquidity Program will require the payment of additional insurance premiums to the FDIC. Additionally, we may be required to pay significantly higher FDIC premiums in the future because market developments have significantly depleted the Deposit Insurance Fund and reduced the ratio of reserves to insured deposits.

As a result, we may face increased regulation, and compliance with such regulation may increase our costs and limit our ability to pursue certain business opportunities. We cannot predict the effect that participating in these programs may have on our business, financial condition, or results of operations in the future or what additional regulations and/or requirements we may become subject to as a result of our participation in these programs.

We are heavily regulated by federal and state agencies; changes in laws and regulations or failures to comply with such laws and regulations may adversely affect our operations and our financial results.

Synovus and our subsidiary banks, and many of our nonbank subsidiaries, are heavily regulated at the federal and state levels. This regulation is designed primarily to protect depositors,

federal deposit insurance funds and the banking system as a whole, but not shareholders. Congress and state legislatures and federal and state regulatory agencies continually review banking laws, regulations and policies for possible changes. Changes to statutes, regulations or regulatory policies, including interpretation and implementation of statutes, regulations or policies, including EESA, TARP, the Financial Stability Plan, and the ARRA could affect us in substantial and unpredictable ways, including limiting the types of financial services and products we may offer and/or increasing the ability of nonbanks to offer competing financial services and products. While we cannot predict the regulatory changes that may be borne out of the current economic crisis, and we cannot predict whether we will become subject to increased regulatory scrutiny by any of these regulatory agencies, any regulatory changes or scrutiny could be expensive for us to address and/or could result in our changing the way that we do business.

Furthermore, various federal and state bodies regulate and supervise our nonbank subsidiaries, including our brokerage, investment advisory, insurance agency and processing operations. These include, but are not limited to, the SEC, FINRA, federal and state banking regulators and various state regulators of insurance and brokerage activities. Federal and state regulators have the ability to impose substantial sanctions, restrictions and requirements on our banking and nonbanking subsidiaries if they determine, upon examination or otherwise, violations of laws with which we or our subsidiaries must comply, or weaknesses or failures with respect to general standards of safety and soundness. Such enforcement may be formal or informal and can include directors’ resolutions, memoranda of understanding, cease and desist orders, civil money penalties and termination of deposit insurance and bank closures. Enforcement actions may be taken regardless of the capital level of the institution. In particular, institutions that are not sufficiently capitalized in accordance with regulatory standards may also face capital directives or prompt corrective action. Enforcement actions may require certain corrective steps (including staff additions or changes), impose limits on activities (such as lending, deposit taking, acquisitions or branching), prescribe lending parameters (such as loan types, volumes and terms) and require additional capital to be raised, any of which could adversely affect our financial condition and results of operations. The imposition of regulatory sanctions, including monetary penalties, may have a material impact on our financial condition and results of operations, and damage to our reputation, and loss of our financial services holding company status. In addition, compliance with any such action could distract management’s attention from our operations, cause us to incur significant expenses, restrict us from engaging in potentially profitable activities, and limit our ability to raise capital.

We presently are subject to, and in the future may become subject to, additional supervisory actions and/or enhanced regulation that could have a material negative effect on our business, operating flexibility, financial condition and the value of our common stock.

Under federal and state laws and regulations pertaining to the safety and soundness of insured depository institutions, various state regulators (for state chartered banks), the Federal Reserve (for bank holding companies), the Office of the Comptroller of the Currency (for national banks) and separately the FDIC as the insurer of bank deposits, have the authority to compel or restrict certain actions on our part if they determine that we have insufficient capital or are otherwise operating in a manner that may be deemed to be inconsistent with safe and sound banking practices. Under this authority, our bank regulators can require us to enter into informal or formal enforcement orders, including board resolutions, memoranda of understanding, written agreements and consent or cease and desist orders, pursuant to which we would be required to take identified corrective actions to address cited concerns and to refrain from taking certain actions.

As a result of losses that we have incurred to date, we entered into a memorandum of understanding with the Federal Reserve Bank of Atlanta and the Banking Commissioner of the State of Georgia, or the “Georgia Commissioner,” pursuant to which we agreed to implement plans that are intended to, among other things, minimize credit losses and reduce the amount of our non-performing loans, limit and manage our concentrations in commercial loans, improve our credit risk management and related policies and procedures, address liquidity management and current and future capital requirements, strengthen enterprise risk management practices, and provide for succession planning for key corporate and regional management positions. The memorandum of understanding also requires that we obtain the prior approval of the Federal Reserve Bank of Atlanta and the Georgia Commissioner prior to increasing the cash dividend on our common stock above the current level of $0.01 per share.

In addition, several of our subsidiary banks presently are subject to memoranda of understanding with the FDIC and their applicable state bank regulatory authorities and/or resolutions adopted by those banks’ boards of directors at the direction of their appropriate bank regulatory authorities. These supervisory actions are similar in substance and scope to the memorandum of understanding described above. In the future, our other subsidiary banks may become subject to similar and/or heightened supervisory actions and enhanced regulation.

If we are unable to comply with the terms of our current regulatory orders, or if we are unable to comply with the terms of any future regulatory orders to which we may become subject, then we could become subject to additional, heightened supervisory actions and orders, possibly including cease and desist orders, prompt corrective actions and/or other regulatory enforcement actions. If our regulators were to take such additional supervisory actions, then we could, among other things, become subject to significant restrictions on our ability to develop any new business, as well as restrictions on our existing business, and we could be required to raise additional capital, dispose of certain assets and liabilities within a prescribed period of time, or both. The terms of any such supervisory action could have a material negative effect on our business, operating flexibility, financial condition and the value of our common stock.

See the “Business-Supervision, Regulation and Other Factors” section of our Annual Report on Form 10-K/A for the year ended December 31, 2008, which is incorporated by reference in this prospectus supplement and the accompanying prospectus.

Our regulators have stated that we need additional Tier 1 capital to comply with new regulatory standards adopted following the release of the results of the Supervisory Capital Assessment Program.

On May 7, 2009, the Federal Reserve Board announced the results of the SCAP, commonly referred to as the “stress test,” of the capital needs through the end of 2010 of the nineteen largest U.S. bank holding companies. Under the SCAP methodology, financial institutions were required to maintain Tier 1 common equity at or above 4% of risk weighted assets. This additional common equity is intended to serve as a buffer against higher losses than generally expected, and allow such bank holding companies to remain well capitalized and able to lend to creditworthy borrowers should such losses materialize. Although we were not among the bank holding companies that the Federal Reserve reviewed under the SCAP, we conducted an analysis of our capital position as of June 30, 2009, using many of the same methodologies of the SCAP, but applying underlying economic assumptions relating to potential losses that we believed to be more appropriately tailored to reflect the composition of our loan portfolio and the extensive relationships that we enjoy with many of our customers. Certain of those economic assumptions were more optimistic than the assumptions used by the nineteen largest banks under the SCAP methodology. Although our regulators have expressed concerns that our 2010 stress test assumptions are notably more optimistic than those used for 2009 despite the current difficult economic environment, based upon our internal analysis, we believe that, through internally generated sources of capital only, as of June 30, 2009, we complied with the Tier 1 capital threshold of common equity at or above 4% of risk weighted assets. If economic conditions or other factors worsen to a greater degree than the assumptions underlying our own internal assessment of our capital position, then we may need to seek additional Tier 1 capital from external sources in addition to this offering and the Exchange Offer. Utilizing the SCAP-defined methodology and assumptions, we would be unable to demonstrate that we would meet the Tier 1 capital threshold of common equity at or above 4% of risk weighted assets under the “More Adverse” scenario of SCAP.

Future legislation could harm our competitive position.

Congress is likely to consider additional proposals to substantially change the financial institution regulatory system and to expand or contract the powers of banking institutions and bank holding companies. Such legislation may change existing banking statutes and regulations, as well as our current operating environment significantly. If enacted, such legislation could increase or decrease the cost of doing business, limit or expand our permissible activities, or affect the competitive balance among banks, savings associations, credit unions, and other financial institutions. We cannot predict whether new legislation will be enacted and, if enacted, the effect that it, or any regulations, would have on our business, financial condition, or results of operations.

The failure of other financial institutions could adversely affect us.

Our ability to engage in routine transactions, including for example funding transactions, could be adversely affected by the actions and potential failures of other financial institutions. Financial institutions are interrelated as a result of trading, clearing, counterparty and other relationships. We have exposure to many different industries and counterparties, and we routinely execute transactions with a variety of counterparties in the financial services industry. As a result, defaults by, or even rumors or concerns about, one or more financial institutions with which we do business, or the financial services industry generally, have led to market-wide liquidity problems and could lead to losses or defaults by us or by other institutions. Many of these transactions expose us to credit risk in the event of default of our counterparty or client. In addition, our credit risk may be exacerbated when the collateral we hold cannot be sold at prices that are sufficient for us to recover the full amount of our exposure. Any such losses could materially and adversely affect our financial condition and results of operations.

Offering Risks

The shares of common stock offered hereby are only entitled to one vote per share on each matter submitted to a vote at a meeting of shareholders, whereas holders of a substantial amount of our common stock are entitled to ten votes on each such matter.

Although we only have one class of common stock, certain shares of our common stock are entitled to ten votes per share on each matter submitted to a vote at a meeting of shareholders, including common stock that has been beneficially owned continuously by the same shareholder for a period of forty-eight consecutive months before the record date of any meeting of shareholders at which the share is eligible to be voted. See “Description of our capital stock—Common stock—Voting rights.” Each share of common stock offered in this offering is only entitled to one vote per share on each matter submitted to a vote at a meeting of shareholders. Therefore, while a purchaser of common stock in this offering may have an economic interest in us that is identical to or even greater than another shareholder, that other shareholder may be entitled to ten times as many votes per share as such a purchaser. As a result, some groups of shareholders will be able to approve strategic transactions or increases in authorized capital stock, among other matters submitted to the shareholders, even over the objections of shareholders, including purchasers in this offering, who hold equivalent or greater economic stakes in our company.

Sales of a significant number of shares of our common stock in the public markets, and other transactions that we may pursue in connection with our Capital Plan, could depress the market price of our common stock.

Sales of a substantial number of shares of our common stock in the public markets and the perception that those sales may occur could adversely affect the market price of our common stock. In addition, future issuances of equity securities, including pursuant to the Exchange Offer and other transactions that we may pursue as part of our Capital Plan, may dilute the interests of our existing stockholders, including you, and cause the market price of our common stock to decline. We may issue equity securities (including convertible securities, preferred securities, and options and warrants on our common or preferred stock) in the future for a number of reasons, including to finance our operations and business strategy, to adjust our ratio of debt to equity, to address regulatory capital concerns, to satisfy our obligations upon the exercise of outstanding options or warrants, or in executing our Capital Plan. We may issue equity securities in transactions that generate cash proceeds, such as this offering, transactions that free up regulatory capital but do not immediately generate or preserve substantial amounts of cash, such as the Exchange Offer, and transactions that generate regulatory or balance sheet capital only and do not generate or preserve cash. We cannot predict the effect that these transactions would have on the market price of our common stock.

Our stock price has been and is likely to be volatile and the value of your investment may decline.

The trading price of our common stock has been and is likely to be highly volatile and subject to wide fluctuations in price. The stock market in general, and the market for commercial banks and other financial services companies in particular, has experienced significant price and volume fluctuations that sometimes have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance. Furthermore, the value of your investment may decline, and you may be unable to sell your shares of our common stock at or above the offering price.

We may invest or spend the proceeds in this offering in ways with which you may not agree and in ways that may not earn a profit, including contributing capital to our subsidiary banks.

We intend to use the net proceeds of this offering for working capital and general corporate purposes. Therefore, we will retain broad discretion over the use of the proceeds from this offering and may use them for purposes other than those contemplated at the time of this offering. You may not agree with the ways we decide to use these proceeds, and our use of the proceeds may not yield any profits. Furthermore, it is the longstanding policy of the Federal Reserve Board, that a bank holding company is expected to act as a source of financial strength for its subsidiary banks and to commit resources to support these banks. As a result of this policy, we may be required to commit resources, including proceeds from this offering, to our subsidiary banks in circumstances where we might not otherwise choose to do so and that may not yield any profits.

If you purchase our shares of common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.

If you purchase shares in this offering, the value of your shares based on our actual book value will immediately be less than the offering price you paid. This reduction in the value of your equity is known as dilution. As a result of this dilution, investors purchasing stock in this offering may receive significantly less than the purchase price paid in this offering in the event of liquidation. Investors will incur additional dilution upon the exercise of stock options or other equity-based awards under our equity incentive plans and the warrant issued to the Treasury under the TARP Capital Purchase Program and the issuance of equity securities in connection with the Exchange Offer and other transactions that we may pursue as part of our Capital Plan. In addition, if we issue additional equity securities, including options, warrants, preferred stock or convertible securities, in the future to acquired entities and their equity holders, our business associates, or other strategic partners or in follow-on public and private offerings, the newly issued equity securities will further dilute your percentage ownership of our company.

Our common stock is equity and is subordinate to our existing and future indebtedness and preferred stock.

Shares of the common stock are equity interests in us and do not constitute indebtedness. As such, shares of the common stock will rank junior to all of our indebtedness and to other non-equity claims against us and our assets available to satisfy claims against us, including in our liquidation. Additionally, holders of our common stock are subject to the prior dividend and liquidation rights of holders of our outstanding preferred stock. The issued and outstanding shares of our Series A Preferred Stock, all of which are held by the Treasury, have an aggregate liquidation preference of $967,870,000. Our board of directors is authorized to issue additional classes or series of preferred stock without any action on the part of the holders of our common stock and we are permitted to incur additional debt. Upon liquidation, lenders and holders of our debt securities and preferred stock would receive distributions of our available assets prior to holders of our common stock.

We will issue up to 50 million shares of our common stock if we complete the Exchange Offer, and may issue additional equity securities in connection with other transactions we may pursue as part of our Capital Plan, either of which will result in dilution to the holders of our common stock.

The completion of the Exchange Offer is subject to the satisfaction or waiver of several conditions set forth in the Exchange Offer. If such conditions are satisfied or waived and the Exchange Offer is consummated, we could issue up to 50 million shares of our common stock. The issuance of common stock in the Exchange Offer and the issuance of additional equity securities in connection with other transactions we may pursue as part of our Capital Plan could cause significant dilution to the holders of our common stock, including holders who purchase our common stock in this offering.

Our access to funds from our subsidiaries may become limited, thereby restricting our ability to make payments on our obligations or dividend payments.

Synovus is a separate and distinct legal entity from our banking and nonbanking subsidiaries. We therefore depend on dividends, distributions and other payments from our banking and nonbanking subsidiaries to fund dividend payments on our common stock and to fund all payments on our other obligations, including debt obligations. Our banking subsidiaries and certain other of our subsidiaries are subject to laws that authorize regulatory bodies to block or reduce the flow of funds from those subsidiaries to us, and certain of our subsidiaries also are, or may become, subject to regulatory orders that would further limit their ability to pay dividends to us. Regulations on bank and financial holding companies may also restrict our ability to pay dividends on our capital stock. Regulatory action of that kind could impede access to funds we need to make payments on our obligations or dividend payments. See the “Dividend Policy” section of this prospectus supplement.

We may further reduce the dividends on our common stock, or we may suspend payments of dividends on our common stock entirely.

Although we have historically paid a quarterly cash dividend to the holders of our common stock, holders of our common stock are not legally entitled to receive dividends. Downturns in the domestic and global economies, including during the past year or more, could cause our board of directors to consider, among other things, the reduction of dividends paid on our common stock. This could adversely affect the market price of our common stock. Additionally, on March 10, 2009, we announced that our board of directors voted to reduce our dividend by 83%, from $.06 per share to $0.01 per share, and our board of directors could decide to further reduce the dividends on our common stock or stop paying dividends entirely. Additionally, the terms of our Series A Preferred Stock, issued by us to the Treasury currently prohibit us from paying dividends in excess of $0.06 per share. Based upon guidance issued by the Federal Reserve Board on February 24, 2009 and revised on March 27, 2009, we must inform and consult with the Federal Reserve Board prior to declaring and paying any future dividends, and as a result of the memorandum of understanding described elsewhere herein, we must seek the Federal Reserve’s permission to increase our dividend above its current level of $0.01 per share. See the “Dividend policy” section of this prospectus supplement.

Our articles of incorporation, as well as certain banking laws and regulations, may have an anti-takeover effect.

Provisions of our articles of incorporation and certain banking laws and regulations, including regulatory approval requirements, could make it more difficult for a third party to acquire us, even if doing so would be perceived to be beneficial to our shareholders. The combination of these provisions may inhibit a non-negotiated merger or other business combination, which, in turn, could adversely affect the market price of our Common Shares. See the “Description of Capital Stock—Anti-Takeover Provisions” section of this prospectus supplement.

Capitalization

The following table sets forth our consolidated capitalization as of June 30, 2009:

•	on an actual basis;

•	on an as adjusted basis to give effect to the sale of 150,000,000 shares of common stock at a price of $4.00 per share, for total net proceeds of approximately $570.5 million after deducting underwriting commissions and expenses (without giving effect to any exercise by the underwriters of their over-allotment option); and

•	on a further adjusted basis to give effect to the issuance of 44,356,875 shares of our common stock in the Exchange Offer for all of the outstanding principal amount of our 4.875% subordinated notes due 2013 at an assumed price per share of $4.00, the public offering price in this offering.

These “As adjusted” and “As further adjusted” amounts do not reflect the use of proceeds contemplated hereby. See the “Use of proceeds” section of this prospectus supplement. This information should be read together with the selected consolidated financial and other data in this prospectus supplement as well as the audited and unaudited consolidated financial statements and related notes and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of our Annual Report on Form 10-K/A for the year ended December 31, 2008, as updated by the Supplemental Information under Item 8.01 of our Current Report on Form 8-K filed on September 15, 2009, and our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2009 and June 30, 2009, which are incorporated by reference into this prospectus supplement.

There can be no assurance that the foregoing assumptions will be realized in the future, including as to the principal amount of subordinated notes that will be tendered in the Exchange Offer, if any, the number of shares of our common stock to be issued in exchange for such tendered subordinated notes, or whether the underwriters will exercise their over-allotment option.

	June 30, 2009
			As further
(dollars in thousands)	Actual	As adjusted(1)	adjusted(2)

Federal funds purchased and other short-term borrowings	$1,580,259	1,580,259	1,580,259

Long-term debt:
4.875% subordinated notes, due 2013	236,570	236,570	—
5.125% subordinated notes, due 2017	450,000	450,000	450,000
LIBOR + 1.80% debentures, due 2035	10,048	10,048	10,048
Hedge related basis adjustment	40,489	40,489	24,625
Various FHLB advances due through March 2018	1,121,769	1,121,769	1,121,769
Other	6,615	6,615	6,615

Total long-term debt	$1,865,491	1,865,491	1,613,057

Shareholders’ equity:
Cumulative perpetual preferred stock—no par value. Authorized 100,000,000 shares; and outstanding 967,870 shares	$923,855	923,855	923,855
Common stock—$1.00 par value.
Authorized 600,000,000 shares, issued 336,059,457 shares; and outstanding 330,376,784 shares; outstanding as adjusted 480,376,784 shares; and outstanding as further adjusted 524,733,659 shares	336,059	486,059	530,416
Additional paid-in capital	1,170,639	1,591,139	1,722,210
Less treasury stock at cost—5,682,673 shares	(114,146)	(114,146)	(114,146)
Accumulated other comprehensive income	105,520	105,520	105,520
Retained earnings	596,434	596,434	642,892

Total shareholders’ equity	3,018,361	3,588,861	3,810,747

Total capitalization (including short-term borrowings)	$6,464,111	7,034,611	7,004,063

Capital ratios:
Tier 1 capital	$2,862,225	3,432,725	3,654,611
Tier 1 common equity	1,928,370	2,498,870	2,720,756
Total risk-based capital	3,836,405	4,406,905	4,477,331
Tier 1 capital ratio	9.53%	11.43	12.17
Tier 1 common equity ratio	6.42	8.32	9.06
Total risk-based capital to risk-weighted assets ratio	12.77	14.67	14.91
Leverage ratio	8.25	9.89	10.53
Equity to assets ratio	8.89	10.38	11.02
Tangible common equity to tangible assets ratio(3)	5.94	7.48	8.11
Tangible common equity to risk-weighted assets ratio(3)	6.78	8.68	9.42

(1)	The “As adjusted” amounts reflect common stock issuable pursuant to this prospectus supplement (without giving effect to any exercise by the underwriters of their over-allotment option).
(2)	The “As further adjusted” amounts reflect a full reduction in the 4.875% subordinated notes due 2013 assuming issuance of approximately 44.36 million shares of our common stock issuable pursuant to the Exchange Offer.
(3)	See the “Summary—Non-GAAP financial measures” section of this prospectus supplement.

Use of proceeds

We estimate that the net proceeds of this offering, after deducting underwriting discounts and commissions and the estimated expenses of this offering payable by us, will be approximately $570.5 million (or approximately $656.2 million if the underwriters exercise their over-allotment option in full). We intend to use the net proceeds of this offering for working capital and general corporate purposes.

Price range of common stock

Our common stock trades on the NYSE under the symbol “SNV.” On September 16, 2009, the last reported sale price of our common stock on the NYSE was $4.43 per share. The following table provides the high and low closing sales price per share during the periods indicated, as reported on the NYSE. The stock prices shown below for 2008 and 2009 reflect the adjustment of the trading price of our common stock that occurred with the effectiveness of the spin-off of TSYS on December 31, 2007.

	High	Low

2009
Third Quarter (through September 16)	$4.43	$2.55
Second Quarter	$5.24	$2.90
First Quarter	$8.52	$2.30
2008
Fourth Quarter	$11.50	$6.68
Third Quarter	$11.60	$7.56
Second Quarter	$12.84	$8.73
First Quarter	$13.49	$10.80
2007
Fourth Quarter	$28.94	$22.54
Third Quarter	$31.47	$26.42
Second Quarter	$33.31	$30.70
First Quarter	$33.39	$30.61

As of August 31, 2009, there were 330,372,269 shares of common stock issued and outstanding. As of August 31, 2009, there were approximately 22,212 shareholders of record.

Dividend policy

The following table presents information regarding dividends declared on our common stock during the nine months ended September 30, 2009 (through the date of this prospectus supplement) and the twelve months ended December 31, 2008.

	2009		Per share
Date Declared	date paid		amount

March 10, 2009	April 1, 2009		$0.01
June 10, 2009	July 1, 2009		$0.01
September 14, 2009	To be paid on October 1, 2009	*	$0.01

*	The record date for this dividend payment is September 17, 2009. Purchasers of common stock in this offering will not be entitled to this dividend.

	2008	Per share
Date Declared	date paid	amount

March 10, 2008	April 1, 2008	$0.17
June 9, 2008	July 1, 2008	$0.17
September 10, 2008	October 1, 2008	$0.06
December 9, 2008	January 2, 2009	$0.06

On September 10, 2008, we announced that our board of directors voted to reduce our quarterly dividend by 65%, from $.17 per share to $0.06 per share, to further strengthen our financial position by preserving our capital base. On March 10, 2009, we announced that our board of directors voted to further reduce our quarterly dividend by 83%, from $.06 per share to $0.01 per share, to further enable us to preserve our capital base. On September 14, 2009, we announced that our board of directors approved a quarterly dividend of $0.01 per share for the third quarter of 2009. Management closely monitors trends and developments in credit quality, liquidity (including dividends from subsidiaries, which are expected to be significantly lower than those received in previous years), financial markets and other economic trends, as well as regulatory requirements, all of which impact our capital position, and will continue to periodically review dividend levels to determine if they are appropriate in light of these factors.

In addition to dividends paid on its common stock, we paid dividends of $19.6 million and $12.1 million, to the Treasury on our Series A Preferred Stock during the six and three months ended June 30, 2009 and March 31, 2009, respectively. There were no dividends paid during 2008 on the Series A Preferred Stock, which was issued on December 19, 2008.

Our participation in the Capital Purchase Program limits our ability to increase our dividend on our common stock (without the consent of the Treasury) until the earlier of December 19, 2011 or until the Series A Preferred Stock has been redeemed in whole or until the Treasury has transferred all of the Series A Preferred Stock to a third party.

Our ability to pay dividends is dependent upon dividends and distributions that we receive from our banking and non-banking subsidiaries, which are restricted by various regulations administered by federal and state bank regulatory authorities. Dividends from subsidiaries in 2009 will be significantly lower than those received in previous years. In addition, the Federal

Reserve Board also has supervisory authority to limit our ability to pay dividends on our capital stock on safety and soundness grounds. Based upon guidance issued by the Federal Reserve Board on February 24, 2009 and revised on March 27, 2009, we must inform and consult with the Federal Reserve Board prior to declaring and paying any future dividends and as a result of the memorandum of understanding described elsewhere herein, we must seek the Federal Reserve’s permission to increase our dividend above its current level of $0.01 per share. See the “Risk factors—We presently are subject to, and in the future may become subject to additional supervisory actions and/or enhanced regulation that could have a material negative effect on our business, operating flexibility, financial condition and the value of our common stock” section of this prospectus supplement.

Description of our capital stock

The following description summarizes the terms of our common stock and preferred stock but does not purport to be complete, and it is qualified in its entirety by reference to the applicable provisions of federal law governing bank holding companies, Georgia law and our articles of incorporation and bylaws. Our articles of incorporation and bylaws are incorporated by reference as exhibits to our Annual Report on Form 10-K/A for the year ended December 31, 2008 filed with the SEC. See the “Incorporation of certain information by reference” section of this prospectus supplement.

General

Our authorized capital stock consists of 600,000,000 shares of common stock, par value $1.00 per share, and 100,000,000 shares of preferred stock, no par value. As of August 31, 2009, there were 330,372,269 shares of our common stock and 967,870 shares of our preferred stock issued and outstanding. All outstanding shares of our common stock and preferred stock are, and the shares to be sold under this prospectus supplement will be, when issued and paid for, fully paid and non-assessable.

Common stock

Voting rights

Although we only have one class of common stock, certain shares of our common stock are entitled to ten votes per share on each matter submitted to a vote at a meeting of shareholders, including common stock held as described below. The common stock offered in this offering is only entitled to one vote per share on each matter submitted to a vote at a meeting of shareholders. Holders of our common stock are entitled to ten votes on each matter submitted to a vote at a meeting of shareholders for each share of our common stock that:

•	has had the same beneficial owner since April 24, 1986;

•	was acquired by reason of participation in a dividend reinvestment plan offered by us and is held by the same beneficial owner for whom it was acquired under such plan;

•	is held by the same beneficial owner to whom it was issued as a result of an acquisition of a company or business by us where the resolutions adopted by our board of directors approving such issuance specifically reference and grant such rights;

•	was acquired under any employee, officer and/or director benefit plan maintained for one or more of our and/or our subsidiaries’ employees, officers and/or directors, and is held by the same beneficial owner for whom it was acquired under such plan;

•	is held by the same beneficial owner to whom it was issued by us, or to whom it was transferred by us from treasury shares, and the resolutions adopted by our board of directors approving such issuance and/or transfer specifically reference and grant such rights;

•	has been beneficially owned continuously by the same shareholder for a period of forty-eight (48) consecutive months before the record date of any meeting of shareholders at which the share is eligible to be voted;

•	was acquired as a direct result of a stock split, stock dividend or other type of share distribution if the share as to which it was distributed has had the same beneficial owner for a period of forty-eight (48) consecutive months before the record date of any meeting of shareholders at which the share is eligible to be voted; or

•	is owned by a holder who, in addition to shares which are beneficially owned under any of the other requirements set forth above, is the beneficial owner of less than 1,139,063 shares of our common stock, which amount has been appropriately adjusted to reflect the stock splits which have occurred subsequent to April 24, 1986 and with such amount to be appropriately adjusted to properly reflect any other change in our common stock by means of a stock split, a stock dividend, a recapitalization or other similar action occurring after April 24, 1986.

Holders of shares of our common stock not described above are entitled to one vote per share for each such share. A shareholder may own both ten-vote shares and one-vote shares, in which case he or she will be entitled to ten votes for each ten-vote share and one vote for each one-vote share.

In connection with various meetings of our shareholders, shareholders are required to submit to our board of directors satisfactory proof necessary for the board of directors to determine whether such shareholders’ shares of our common stock are ten-vote shares. If such information is not provided to our board of directors, shareholders who would, if they had provided such information, be entitled to ten votes per share, are entitled to only one vote per share.

Our common stock is registered with the SEC and is listed on the NYSE. Accordingly, our common stock is subject to a NYSE rule, which, in general, prohibits a company’s common stock and equity securities from being listed on the NYSE if the company issues securities or takes other corporate action that would have the effect of nullifying, restricting or disparately reducing the voting rights of existing shareholders of the company. However, such rule contains a “grandfather” provision, under which voting rights for our common stock qualifies, which, in general, permits grandfathered disparate voting rights plans to continue to operate as adopted.

Except with respect to voting, ten-vote shares and one-vote shares are identical in all respects and constitute a single class of stock, i.e., our common stock. Neither the ten-vote shares nor the one-vote shares have a preference over the other with regard to dividends or distributions upon liquidation.

Preemptive rights; cumulative voting; liquidation

Our common stock does not carry any preemptive rights enabling a holder to subscribe for or receive shares of our common stock. In the event of liquidation, holders of our common stock are entitled to share in the distribution of assets remaining after payment of debts and expenses and after required payments to holders of our preferred stock. Holders of shares of our common stock are entitled to receive dividends when declared by the board of directors out of funds legally available therefor, subject to the rights of the holders of our preferred stock. The outstanding shares of our common stock are validly issued, fully paid and nonassessable.

There are no redemption or sinking fund provisions applicable to our common stock.

Dividends

Under the laws of the State of Georgia, we, as a business corporation, may declare and pay dividends in cash or property unless the payment or declaration would be contrary to restrictions contained in our Articles of Incorporation, as amended, and unless, after payment of the dividend, we would not be able to pay our debts when they become due in the usual course of our business or our total assets would be less than the sum of our total liabilities. We are also subject to regulatory capital restrictions that limit the amount of cash dividends that we may pay. Additionally, we are subject to contractual restrictions that limit our ability to pay dividends if there is an event of default under such contract.

Our participation in the Capital Purchase Program limits our ability to increase our dividend on our common stock beyond $0.06 without the consent of the Treasury until the earlier of December 19, 2011 or until the Series A Preferred Stock has been redeemed in whole or until the Treasury has transferred all of the Series A Preferred Stock to a third party.

The primary sources of funds for our payment of dividends to our shareholders are dividends and fees to us from our banking and nonbanking affiliates. Various federal and state statutory provisions and regulations limit the amount of dividends that our subsidiary banks may pay. Under the regulations of the Georgia Department of Banking and Finance, a Georgia bank must have approval of the Georgia Department of Banking and Finance to pay cash dividends if, at the time of such payment:

•	the ratio of Tier 1 capital to adjusted total assets is less than 6%;

•	the aggregate amount of dividends to be declared or anticipated to be declared during the current calendar year exceeds 50% of its net after-tax profits for the previous calendar year; or

•	its total classified assets in its most recent regulatory examination exceeded 80% of its Tier 1 capital plus its allowance for loan losses, as reflected in the examination.

For those of our subsidiary banks chartered in Alabama, Florida or Tennessee, the approval of the appropriate state banking department is generally required if the total of all dividends declared in any year would exceed the total of its net profits for that year combined with its retained net profits for the preceding two years less any required transfers to surplus. In addition, the approval of the Office of the Comptroller of the Currency is required for a national bank to pay dividends in excess of the bank’s retained net income for the current year plus retained net income for the preceding two years.

The FDIC Improvement Act generally prohibits a depository institution from making any capital distribution, including payment of a dividend, or paying any management fee to its holding company if the institution would thereafter be undercapitalized. In addition, federal and state banking regulations applicable to us and our bank subsidiaries require minimum levels of capital which limit the amounts available for payment of dividends.

In addition, the Federal Reserve Board, through guidance reissued on February 24, 2009, and reissued March 27, 2009, also has supervisory policies and guidance that:

•	may restrict the ability of a bank or financial services holding company from paying dividends on any class of capital stock or any other Tier 1 capital instrument if the holding company is not deemed to have a strong capital position;

•	states that a holding company should reduce or eliminate dividends when:

•	the holding company’s net income available to shareholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends;

•	the holding company’s prospective rate of earnings retention is not consistent with the holding company’s capital needs and overall current and prospective financial condition; or

•	the holding company will not meet, or is in danger of not meeting, its minimum regulatory capital adequacy ratios; and

•	requires that a holding company must inform the Federal Reserve Board in advance of declaring or paying a dividend that exceeds earnings for the period (e.g., quarter) for which the dividend is being paid or that could result in a material adverse change to the organization’s capital structure; declaring or paying a dividend in either circumstance could raise supervisory concerns.

In the current financial and economic environment, the Federal Reserve Board has indicated that bank holding companies should carefully review their dividend policy and has discouraged payment ratios that are at maximum allowable levels unless both asset quality and capital are very strong. In addition to the restrictions described above, and as a result of the memorandum of understanding we entered into with the Federal Reserve Bank of Atlanta and the Georgia Commissioner, we must seek the Federal Reserve’s permission to increase our dividend above its current level of $0.01. Furthermore, some of our banking affiliates have in the past been, and are presently, required to secure prior regulatory approval for the payment of dividends to us in excess of regulatory limits. There is no assurance that any such regulatory approvals will be granted. For additional restrictions on our ability to pay dividends on our common stock, see the “Dividends” and “Risk factors —We presently are subject to, and in the future may become subject to additional supervisory actions and/or enhanced regulation that could have a material negative effect on our business, operating flexibility, financial condition and the value of our common stock” sections of this prospectus supplement.

Federal and state banking regulations applicable to us and our banking subsidiaries require minimum levels of capital which limit the amounts available for payment of dividends.

Preferred stock and warrants

On December 19, 2008, we issued to the Treasury 967,870 shares of our Series A Preferred Stock, having a liquidation amount per share equal to $1,000, for a total liquidation preference of $967,870,000. The Series A Preferred Stock pays cumulative dividends at a rate of 5% per year for the first five years and thereafter at a rate of 9% per year. We may not redeem the Series A Preferred Stock before February 15, 2012 except with the proceeds from a qualified equity offering of not less than $241,967,500. After February 15, 2012, we may, with the consent of the FDIC, redeem, in whole or in part, the Series A Preferred Stock at the liquidation amount per share plus accrued and unpaid dividends. The Series A Preferred Stock is generally non-voting. Until the earlier of December 19, 2011 or until we have redeemed the Series A Preferred Stock or until the Treasury has transferred the Series A Preferred Stock to a third party, the consent of the Treasury will be required for us to (1) declare or pay any dividend or make any distribution on common stock other than regular quarterly cash dividends of not more than $0.06 per share, or (2) redeem, repurchase or acquire our common stock or other equity or capital securities, other than in connection with benefit plans consistent with past practice. A consequence of the Series A Preferred Stock purchase includes certain restrictions on executive compensation that could limit the tax deductibility of compensation that we pay to our executive management. The recently enacted ARRA and the Treasury’s February 10, 2009, Financial Stability Plan and regulations issued on June 15, 2009 may retroactively affect us and modify the terms of the Series A Preferred Stock. In particular, the ARRA provides that the Series A Preferred Stock may now be redeemed at any time with the consent of the FDIC.

As part of our issuance of the Series A Preferred Stock, we also issued the Treasury a warrant to purchase up to 15,510,737 shares of our common stock, which we refer to as the “Warrant,” at an initial per share exercise price of $9.36. The Warrant provides for the adjustment of the exercise price and the number of shares of our common stock issuable upon exercise pursuant to customary anti-dilution provisions, such as upon stock splits or distributions of securities or other assets to holders of our common stock, and upon certain issuances of our common stock at or below a specified price relative to the initial exercise price. Neither the issuance of the shares of common stock in this offering nor the Exchange Offer will trigger the anti-dilution provisions of the Warrant. The Warrant expires on December 19, 2018. If, on or prior to December 31, 2009, we receive aggregate gross cash proceeds of not less than $967,870,000 from “qualified equity offerings” announced after October 13, 2008, the number of shares of common stock issuable pursuant to the Treasury’s exercise of the Warrant will be reduced by one-half of the original number of shares, taking into account all adjustments, underlying the Warrant. Pursuant to the Securities Purchase Agreement, the Treasury has agreed not to exercise voting power with respect to any shares of common stock issued upon exercise of the Warrant.

Anti-takeover provisions

As described below, our Articles of Incorporation and Bylaws contain several provisions that may make us a less attractive target for an acquisition of control by an outsider who lacks the support of our board of directors.

Supermajority approvals

Under our Articles of Incorporation and Bylaws, as currently in effect, the vote or action of shareholders possessing 66 2/3% of the votes entitled to be cast by the holders of all the issued and outstanding shares of our common stock is required to:

•	call a special meeting of our shareholders;

•	fix, from time to time, the number of members of our board of directors;

•	remove a member of our board of directors;

•	approve any merger or consolidation of our company with or into any other corporation, or the sale, lease, exchange or other disposition of all, or substantially all, of our assets to or with any other corporation, person or entity, with respect to which the approval of our shareholders is required by the provisions of the corporate laws of the State of Georgia; and

•	alter, delete or rescind any provision of our Articles of Incorporation.

This allows directors to be removed only by 66 2/3% of the votes entitled to be cast at a shareholders’ meeting called for that purpose. A potential acquiror with shares recently acquired, and not entitled to 10 votes per share, may be discouraged or prevented from soliciting proxies for the purpose of electing directors other than those nominated by current management for the purpose of changing our policies or control of our company.

Shareholder action

The Bylaws allow action by the shareholders without a meeting only by unanimous written consent.

Advance notice for shareholder proposals or nominations at meetings

In accordance with our Bylaws, shareholders may nominate persons for election to the board of directors or bring other business before a shareholders’ meeting only by delivering prior written notice to us and complying with certain other requirements. With respect to any annual meeting of shareholders, such notice must generally be received by our Corporate Secretary no later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting. With respect to any special meeting of shareholders, such notice must generally be received by our Corporate Secretary no later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to date of the special meeting (or if the first public announcement of the date of the special meeting is less than 100 days prior to the date of such special meeting, the 10th day following the day on which public announcement of the date of such special meeting is made by us). Any notice provided by a shareholder under these provisions must include the information specified in the Bylaws.

Evaluation of business combinations

Our Articles of Incorporation also provide that in evaluating any business combination or other action, our board of directors may consider, in addition to the amount of consideration involved and the effects on us and our shareholders, (1) the interests of our employees, depositors and customers and our subsidiaries and the communities in which offices of the corporation or our subsidiaries are located (collectively, the “Constituencies”), (2) the reputation and business practices of the offeror and its management and affiliates as it may affect the Constituencies and the future value of our stock and (3) any other factors the board of directors deems pertinent.

Material United States federal income and
estate tax consequences to non-U.S. holders

The following is a summary of the material U.S. federal income and estate tax consequences of the purchase, ownership and disposition of our common stock as of the date hereof. Except where noted, this summary deals only with shares of common stock that are held as a capital asset, within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the “Code,” by a non-U.S. holder who purchases common stock in this offering.

A “non-U.S. holder” means a person (other than an entity that is treated as a partnership for U.S. federal income tax purposes) that is not for U.S. federal income tax purposes any of the following:

•	an individual citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Code, and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of U.S. federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, it does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws (including, but not limited to, if you are a U.S. expatriate, “controlled foreign corporation,” “passive foreign investment company” or a partnership or other pass-through entity for U.S. federal income tax purposes). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

If a partnership holds shares of our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding shares of our common stock, you should consult your tax advisors.

If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular U.S. federal income and estate tax consequences to you of the ownership of the common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

Dividends

Dividends paid to a non-U.S. holder of our common stock (to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes) generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate for dividends will be required (a) to complete Internal Revenue Service Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a United States person and is eligible for treaty benefits or (b) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

A non-U.S. holder of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the Internal Revenue Service.

Gain on disposition of common stock

Any gain realized on the sale, exchange or other taxable disposition of our common stock generally will not be subject to U.S. federal income tax unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period preceding such disposition and your holding period in the common stock, and (i) the non-U.S. holder beneficially owns, or has owned, more than 5% our common stock at any time during the five-year period preceding such disposition, or (ii) our common stock ceases to be traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs.

An individual non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States. If a non-U.S. holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a United States person and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

We believe we are not and do not anticipate becoming a “United States real property holding corporation” for U.S. federal income tax purposes.

Federal estate tax

Shares of our common stock held by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information reporting and backup withholding

We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

As required by Treasury Regulations, a non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person), or such holder otherwise establishes an exemption. The certification procedures required to claim a reduced rate of withholding under a treaty will satisfy the certification requirements necessary to avoid backup withholding as well.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through certain U.S.-related financial intermediaries or U.S. offices of any financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person), or such owner otherwise establishes an exemption. The payment of proceeds from sales through foreign offices of a U.S.-related financial intermediary require information reporting if the intermediary is:

•	a U.S. person;

•	a foreign person that derives 50% or more of its gross income for specified periods from the conduct of a trade or business in the United States;

•	a “controlled foreign corporation” as defined in the Code; or

•	a foreign partnership that at any time during the tax year either (i) has one or more U.S. persons that, in the aggregate, own more than 50% of the income or capital interests in the partnership, or (ii) is engaged in the conduct of a trade or business in the United States.

Any amounts withheld under the backup withholding rules will be allowed as credit against a non-U.S. holder’s U.S. federal income tax liability, if any, and may entitle such non-U.S. holder to a refund provided that the required information is timely furnished to the Internal Revenue Service.

Underwriting

We are offering the shares of common stock described in this prospectus supplement through a number of underwriters. J.P. Morgan Securities Inc. is acting as sole book-running manager of the offering and as representative of the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement, the number of shares of common stock listed next to its name in the following table:

Underwriters	Number of shares

J.P. Morgan Securities Inc.	120,000,000
Sandler O’Neill & Partners, L.P.	15,000,000
SunTrust Robinson Humphrey, Inc.	15,000,000

Total	150,000,000

The underwriters are committed to purchase all the shares of common stock offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

We have directed the underwriters to reserve up to $10 million of the shares of our common stock to be issued in this offering for sale to our directors, officers and certain other persons at the public offering price through a directed share program. The number of shares of common stock available for sale to the general public in the public offering will be reduced to the extent these persons purchase any reserved shares. Any shares not so purchased will be offered by the underwriters to the general public on the same basis as other shares offered hereby.

The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers at that price less a concession not in excess of $0.114 per share. After the public offering of the shares, the offering price and other selling terms may be changed by the underwriters.

The underwriters have an option to buy up to 22,500,000 additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus supplement to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $0.19 per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters, assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without over-allotment	With full over-allotment
	exercise	exercise

Per share	$0.19	$0.19
Total	$28,500,000	$32,775,000

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $1,000,000.

This prospectus supplement and the accompanying prospectus may be made available in electronic format on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or any such other securities, in each case without the prior written consent of J.P. Morgan Securities Inc. for a period of 90 days after the date of this prospectus supplement. The foregoing restrictions do not apply to:

•	the sale of shares of common stock to the underwriters;

•	any awards made and shares of our common stock issued upon the exercise or vesting of options and awards granted under our stock-based compensation plans; or

•	the issuance of shares of our common stock in connection with the Exchange Offer.

In addition, our directors and executive officers (or entities controlled by them) entered into lock up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons (or entities), for a period of 75 days after the date of this prospectus supplement, may not, without the prior written consent of J.P. Morgan Securities Inc., (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock (including without limitation, common stock or such other securities which may be deemed to be beneficially owned by such person (or entity) in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant),

(ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of common stock or such other securities, in cash or otherwise or (iii) make any demand for or exercise any right with respect to the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

Notwithstanding the foregoing, our directors and executive officers (or such entities) may transfer shares of our common stock (or, in the case of clause (6) below, warrants, options or other securities convertible or exchangeable for common stock):

(1) as a bona fide gift or gifts;

(2) by will or intestacy;

(3) to any trust, partnership or limited liability company for the direct or indirect benefit of the director or executive officer or the immediate family of the director or executive officer;

(4) (A) to a member of the director or executive officer’s immediate family or (B) if such transfer occurs by operation of law, including without limitation, pursuant to a domestic relations order of a court of competent jurisdiction;

(5) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (1) through (4) above;

(6) to us in connection with the exercise of stock options or warrants or securities convertible into or exchangeable for common stock outstanding on the date hereof;

(7) to any limited partner, wholly-owned subsidiary or holder of equity interests or such entity; or

(8) to us in connection with the exchange or surrender of shares of common stock in satisfaction or payment of the exercise price of stock options, to satisfy any tax withholding obligations of the director or executive officer in respect of such option;

provided, however, that (A) in case of any such transfer, except for bona fide gifts to charitable organizations pursuant to clause (1) and transfers to us pursuant to clauses (6) and (8), it shall be a condition to the transfer that such donee or transferee execute an agreement stating that such donee or transferee is receiving and holding the common stock subject to the provisions of this agreement, and (B) any such transfer shall not involve a disposition for value (except for transfers to us pursuant to clauses (6) and (8)), and (C) no filing by any party (donor, donee, transferor or transferee) under the Securities Exchange Act of 1934, as amended, or other public announcement shall be required or shall be made voluntarily in connection with such transfer or distribution (other than a filing on a Form 5 made after the expiration of the 75-day period referred to above). For this purpose, “immediate family” means the spouse, children, parents, grandchildren or grandparents of the director or executive officer.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

Our common stock is listed on the NYSE under the symbol “SNV.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M promulgated by the SEC, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representative of the underwriters purchases common stock in the open market in stabilizing transactions or to cover short sales, the representative can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NYSE, in the over the counter market or otherwise.

In addition, in connection with this offering certain of the underwriters (and selling group members) may engage in passive market making transactions in our common stock in the over the counter market or otherwise prior to the pricing and completion of this offering. Passive market making consists of displaying bids no higher than the bid prices of independent market makers and making purchases at prices no higher than these independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are generally limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of these transactions. If passive market making is commenced, it may be discontinued at any time.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus supplement in any jurisdiction where action for that purpose is required. The securities offered by this prospectus supplement may not be offered or sold, directly or indirectly, nor may this prospectus supplement or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus supplement comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus supplement. This prospectus supplement does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus supplement in any jurisdiction in which such an offer or a solicitation is unlawful.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Selling restrictions

United Kingdom

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

European economic area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), from and including the date on which the European Union Prospectus Directive (the “EU Prospectus Directive”) is implemented in that Relevant Member State (the “Relevant Implementation Date”) an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive) subject to obtaining the prior consent of the book-running manger for any such offer; or

•	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State and the expression EU Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Validity of securities

Certain legal matters in connection with this offering, including the validity of the issuance of the shares of common stock offered by this prospectus supplement, will be passed upon for us by Alana L. Griffin, our Deputy General Counsel, and Alston & Bird LLP, Atlanta, GA. Certain legal matters in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.

Experts

The consolidated financial statements of Synovus Financial Corp. and its subsidiaries as of December 31, 2008 and 2007 and for each of the years in the three-year period ended December 31, 2008, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2008, have been incorporated in this prospectus supplement reference to Synovus’ Annual Report on Form 10-K/A for the year ended December 31, 2008 in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein and upon the authority of said firm as experts in auditing and accounting. The audit report covering the December 31, 2008 consolidated financial statements refers to a change in the method of accounting for split-dollar life insurance arrangements and the election of the fair value option for mortgage loans held for sale and certain callable brokered certificates of deposit in 2008, a change in the method of accounting for income tax uncertainties during 2007 and a change in the method of accounting for pension and other postretirement plans and applied the provisions of Staff Accounting Bulletin No. 108 in 2006.

PROSPECTUS

COMMON STOCK
PREFERRED STOCK
WARRANTS

The securities listed above may be offered and sold by us and/or may be offered and sold, from time to time, by one or more selling securityholders to be identified in the future. We will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest in the securities described in the applicable prospectus supplement.

This prospectus may not be used to sell securities unless accompanied by the applicable prospectus supplement.

Synovus Financial Corp.’s common stock is traded on the New York Stock Exchange under the trading symbol “SNV.”

Any securities offered by this prospectus and any accompanying prospectus supplement will be our equity securities or unsecured obligations and will not be savings accounts, deposits or other obligations of any banking or non-banking subsidiary of ours and are not insured by the Federal Deposit Insurance Corporation, the bank insurance fund or any other governmental agency or instrumentality.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 20, 2009.

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement we have filed with the Securities and Exchange Commission (SEC) using a “shelf” registration process. Using this process, we may offer any combination of the securities described in this prospectus in one or more offerings.

This prospectus provides you with a general description of the securities we may offer. Each time we use this prospectus to offer securities, we will provide a prospectus supplement and, if applicable, a pricing supplement that will describe the specific terms of the offering. The prospectus supplement and any pricing supplement may also add to, update or change the information contained in this prospectus. Please carefully read this prospectus, the prospectus supplement and any applicable pricing supplement, in addition to the information contained in the documents we refer to under the heading “Where You Can Find More Information.”

Unless otherwise mentioned or unless the context requires otherwise, all references in this prospectus to “Synovus,” “we,” “us,” “our,” or similar references mean Synovus Financial Corp. and its subsidiaries.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on their public reference room. Our SEC filings are also available to the public at the SEC’s web site (http://www.sec.gov).

You may also inspect the reports and other information that we file with the SEC at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

The SEC allows us to “incorporate by reference” into this prospectus the information we file with it. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) until all the securities offered by this prospectus have been issued, as described in this prospectus; provided, however, that we are not incorporating by reference any information furnished (but not filed) under Item 2.02 or Item 7.01 of any Current Report on Form 8-K:

(a) Annual Report on Form 10-K for the year ended December 31, 2007;

(b) Quarterly Reports on Form 10-Q for the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008 and Quarterly Report on Form 10-Q/A for the quarter ended September 30, 2008;

(c) Current Reports on Form 8-K filed January 3, 2008, January 10, 2008, January 24, 2008, January 29, 2008, June 10, 2008, July 8, 2008, July 28, 2008, September 10, 2008, November 14, 2008, December 17, 2008 and December 22, 2008; and

(d) The description of Synovus’ common stock, $1.00 par value per share, set forth in the registration statement on Form 8-A/A filed with the SEC on December 17, 2008, including any amendment or report filed with the SEC for the purpose of updating this description.

You may request a copy of these filings at no cost, by writing to or telephoning us at the following address:

Director of Investor Relations
Synovus Financial Corp.
1111 Bay Avenue, Suite 501
Columbus, Georgia 31901
(706) 644-1930

2

You should rely only on the information incorporated by reference or provided in this prospectus, any prospectus supplement or any pricing supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus, any prospectus supplement or any pricing supplement is accurate as of any date other than the date on the front of the document and that any information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference.

USE OF PROCEEDS

We intend to use the net proceeds from the sales of the securities as set forth in the applicable prospectus supplement. We will not receive any proceeds from the sales of any securities by selling securityholders.

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

No shares of our preferred stock were outstanding during the years ended December 31, 2007, 2006, 2005, 2004 and 2003, or during the nine months ended September 30, 2008, and we did not pay preferred stock dividends during these periods. Consequently, the ratios of earnings1 to fixed charges2 and preferred dividends are the same as the ratios of earnings to fixed charges for the same periods listed above. The ratio of earnings to fixed charges is calculated by adding income before income taxes plus fixed charges and dividing that sum by fixed charges. The ratios of earnings to fixed charges for the nine months ended September 30, 2008 and the years ended December 31, 2007, 2006, 2005, 2004 and 2003 are as follows:

Consolidated Ratios of Earnings to Fixed Charges and Preferred Stock Dividends

	Nine Months Ended		Year Ended December 31,
	September 30, 2008		2007		2006		2005		2004		2003

Including Interest on Deposits	1.15	x	1.48	x	1.72	x	2.05	x	2.61	x	2.41	x
Excluding Interest on Deposits	1.90	x	3.88	x	5.33	x	5.44	x	6.65	x	6.02	x

LEGAL OPINIONS

The validity of the securities will be passed upon by Alana L. Griffin, Deputy General Counsel of Synovus. Any underwriters will be represented by their own legal counsel.

EXPERTS

The consolidated financial statements of Synovus Financial Corp. and subsidiaries as of December 31, 2007 and 2006 and for each of the years in the three-year period ended December 31, 2007 and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2007 have been incorporated herein by reference to Synovus’ Annual Report on Form 10-K for the year ended December 31, 2007 in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2007 consolidated financial statements refers to changes in the Company’s method of accounting for income tax uncertainties during 2007 and changes in the Company’s accounting for share-based compensation, the recognition and disclosure of defined benefit pension and other postretirement plans, and the application of Staff Accounting Bulletin No. 108 for the consideration of effects of the prior year misstatements in 2006.

1 Earnings consist of income from continuing operations before income taxes plus minority interest and fixed charges.
2 Fixed charges consist of (a) interest expense and capitalized, (b) amortized premiums, discounts and capitalized expenses related to indebtedness, and (c) an estimate of the interest within rental expense.

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150,000,000 shares

SYNOVUS FINANCIAL CORP.

Common stock

Prospectus supplement

J.P. Morgan

Sole Book-Running Manager

Sandler O’Neill + Partners, L.P.	SunTrust Robinson Humphrey

September 16, 2009

You should rely only on the information contained or incorporated by reference in this prospectus supplement, any pricing supplement and the accompanying prospectus. We have not authorized anyone to provide you with information different from that contained or incorporated by reference into this prospectus supplement. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained or incorporated by reference into this prospectus supplement is accurate only as of the date of this prospectus supplement or the date of the incorporated document, as applicable, regardless of the time of delivery of this prospectus supplement or of any sale of shares of common stock.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the shares of common stock or possession or distribution of this prospectus supplement in that jurisdiction. Persons who come into possession of this prospectus supplement in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus supplement applicable to that jurisdiction.